UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)




                             Frontier Airlines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                 [Common Stock Purchase Warrants, no par value]
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     [FRNT]
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                              Arthur H. Amron, Esq.
                             411 West Putnam Avenue
                               Greenwich CT 06830
                                 (203) 862-7028
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 2, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box O

Check the following box if a fee is being paid with this statement O. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. CUSIP No. FRNT                               Page    2   of  14 Pages
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON

         Imprimis Investors LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b)

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

            WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                           7        SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                         1,500,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                          10        SHARED DISPOSITIVE POWER

                                         1,500,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,500,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.98%

   14    TYPE OF REPORTING PERSON

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. CUSIP No. FRNT                               Page    3   of  14 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Wexford Spectrum Investors LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          1,500,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          1,500,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,500,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.98%

   14    TYPE OF REPORTING PERSON

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                               Page    4   of  14 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Wexford Management LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            AF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          3,000,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          3,000,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,000,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.54%

   14    TYPE OF REPORTING PERSON

                    IA

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. CUSIP No. FRNT                               Page    5   of  14 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Charles E. Davidson

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            AF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          3,000,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          3,000,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,000,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.54%

   14    TYPE OF REPORTING PERSON

                    IN

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. CUSIP No. FRNT                               Page    6   of  14 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Joseph M. Jacobs

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            AF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          3,000,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          3,000,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,000,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.54%

   14    TYPE OF REPORTING PERSON

                    IN

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                               Page    7   of  14 Pages
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          The class of securities to which this statement relates is a warrant (the "Warrant") to purchase shares of common stock, no par value (the "Shares"), of Frontier Airlines, Inc. (the "Company"). The Company is a Colorado corporation with its principal executive offices at 12015 East 46th Avenue, Denver, Colorado 80239.

Item 2.   Identity and Background.

       (a) This statement is being filed by (i) Imprimis Investors LLC, a Delaware limited liability company ("Imprimis"), (ii) Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum", and collectively with Imprimis, the "Warrant Holders") (iii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iv) Charles E. Davidson and (v) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons") with respect to the interest in the Warrant beneficially owned by the Reporting Persons.

       (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06830.

       (c) Imprimis is a Delaware limited liability company, the members of which are private investment funds. Imprimis was organized for the purpose of making various investments.

            Wexford Spectrum is a Delaware limited liability company, the members of which are private investment funds. Wexford Spectrum was formed for the purpose of making various investments.

            Wexford Management, a registered Investment Advisor, is the manager of the Warrant Holders. Wexford Management also serves as an investment advisor or sub-advisor to the members of the Warrant Holders.

            Charles E. Davidson is chairman, a managing member and a controlling member of Wexford Management. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of the Warrant Holders.

            Joseph M. Jacobs is president, a managing member and a controlling member of Wexford Management. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of the Warrant Holders.

       (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                               Page    8   of  14 Pages
--------------------------------------------------------------------------------

       (e) None of the Reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Mr. Davidson and Mr. Jacobs are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

         The members of the Warrant Holders contributed to the capital of the Warrant Holders from their respective funds. On December 2, 1997, the Warrant Holders extended $5 million in credit to the Company and the Company executed a Senior Secured Promissory Note (the "Note"), the Company and Wexford Management as agent for the Warrant Holders entered into a General Security Agreement and various other agreements, and the Company issued the Warrant to Wexford Management as agent. On December 17, 1997 the Company and Wexford Management as agent entered into a Registration Rights Agreement (the "Registration Rights Agreement") and a Warrant Agreement (the "Warrant Agreement") relating to the foregoing. Under the terms of the Warrant Agreement, Wexford Management as agent is entitled to purchase 1 million Shares on or after December 2, 1997 and 2 million Shares (the "Additional Shares") on or after December 17, 1997, provided that the rights with respect to the Additional Shares are subject to cutback in the event that Wexford Management as agent fails to deliver a commitment letter (the "Commitment Letter") for an additional $10 million in financing after the Company satisfied certain conditions precedent relating thereto. The Company and Wexford Management as agent have entered into a number of agreements (collectively the "Extension Agreements") extending, most recently through and including January 23, 1998, the deadline for Wexford Management to deliver such Commitment Letter. Under the Extension Agreements, so long as the Commitment Letter has not been issued, the Company has the unilateral right to obtain financial commitments from other investors for all or a portion of the additional $10 million in financing to be provided by Wexford Management as agent, provided that such alternate financing would be subordinate to the financing provided or to be provided by Wexford Management as agent. In the event the Company elects to obtain such alternate financing, the Additional Shares available to Wexford Management as agent would be scaled back on a proportionate basis.

         Under the Warrant Agreement, the rights with respect to all of the Shares must be exercised, if at all, on or prior to December 15, 2001. The Warrant Agreement provides for an exercise price of $3.00 per share, subject to adjustment pursuant to various antidilution provisions set forth in the Warrant Agreement.

         The Registration Rights Agreement provides, among other things, for various rights with respect to the registration of the Note, the Warrant, and the Shares that are subject to the Warrant and additional securities contemplated to be issued in connection with additional financing that might be provided under the Commitment Letter. The registration rights include both demand and "piggyback" rights.

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                               Page    9   of  14 Pages
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

          The Reporting Persons have acquired the Warrant for investment purposes. In addition, the Reporting Persons and their affiliates may in the future acquire additional securities of the Company from time to time, if such securities become available to them at favorable prices. Any such acquisitions may be made (i) in the event the Commitment Letter is issued by Wexford Management as agent, through a transaction contemplated by the Commitment Letter or (ii) through private purchases, in the open market or by any other means deemed advisable, and may be at higher or lower prices than those paid for the securities already acquired.

         Pursuant to a letter agreement between the Company and Wexford Management as agent executed on December 2, 1997 in connection with the issuance of the Note and the Warrant (the "Letter Agreement"), the Company granted Wexford Management the right to designate one person reasonably acceptable to the Company to be a nominee for director of the Company, and the Company agreed to use its best efforts to have such nominee elected to its Board of Directors so long as (i) the Note remains outstanding, or (ii) Wexford beneficially owns 10% (inclusive of warrants to acquire any such capital stock) or more of the outstanding capital stock of the Company on a fully diluted basis. Wexford Management exercised this right and designated an officer of Wexford Management who was appointed to the Company's Board of Directors. Upon the issuance of the Commitment Letter, Wexford would have the right to designate an additional person reasonably acceptable to the Company to be nominee for director of the Company, and in such event the Company agreed to use its best efforts to have such nominee elected to its Board of Directors for so long as (i) at least fifty percent (50%) of the initial aggregate principal amount of the Note and any note issued in connection with the Commitment Letter remains outstanding, or (ii) Wexford beneficially owns 10% (inclusive of warrants to acquire any such capital stock) or more of the outstanding capital stock of the Company on a fully diluted basis. Pursuant to the Letter Agreement, the Company further agreed that in the event the Company elects to expand the Board of Directors, Wexford shall have the right to name additional nominees such that Wexford retains its pro-rata share of the Company's Board of Directors. The Company also agreed to indemnify and hold Wexford, including any and all nominees, harmless, to the extent permitted by law, against any and all claims, actions, awards and judgements arising solely out of the attendance and participation of Wexford and its designated nominees at any such meeting described herein. In the event the Company maintains a liability insurance policy affording coverage for the acts of its officers and directors, it agreed to include Wexford, including any and all nominees, as insured under such policy.

         None of the Reporting Persons has any present plans or intentions with respect to a merger, reorganization, liquidation or sale of assets of the Company or a change in the management, capitalization or distribution policy of the Company. The Reporting Persons have engaged in various discussions with the Company and with certain third parties concerning possible financings involving the Company, but do not have any present plan or intention with respect to any such financing. Each of the Reporting Persons reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                              Page    10   of  14 Pages
--------------------------------------------------------------------------------

Item 5.   Interest in Securities of the Issuer.

          As a result of the acquisition of interests in the Warrant, the Reporting Persons may be deemed to own beneficially the respective percentages and numbers of Warrants set forth below (on the basis of 9,226,563 shares of Common Stock of Frontier Airlines, Inc. issued and outstanding, which, based upon certain publicly available information, is the number of shares outstanding as of November 11, 1997).

A.   Imprimis
         (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                  Percentage: 13.98%
         (b)      1. Sole power to vote or to direct vote: -0-
                  2. Shared power to vote or to direct vote: 1,500,000
                  3. Sole power to dispose or to direct the disposition: -0-
                  4. Shared  power to  dispose  or to direct  the  disposition:
                     1,500,000
         (c) There were no transactions by Imprimis during the past 60 days.
         (d) Imprimis may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant.
         (e) Not applicable.

B.  Wexford Spectrum
         (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                  Percentage: 13.98%
         (b)      1. Sole power to vote or to direct  vote:  -0-
                  2. Shared power to vote or to direct vote: 1,500,000
                  3. Sole power to dispose or to direct the disposition: -0-
                  4. Shared  power to dispose or to direct the disposition:
                     1,500,000
         (c) There were no transactions by Wexford Spectrum during the past 60 days.
         (d) Wexford Spectrum may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant.
         (e) Not applicable.

C.   Wexford Management
         (a) Warrants relating to aggregate number of shares (subject to possible cutback) beneficially owned:
                  Percentage: 24.54%
         (b)      1.   Sole power to vote or to direct vote:  -0-
                  2.   Shared power to vote or to direct vote: 3,000,000
                  3.   Sole power to dispose or to direct the disposition:  -0-
                  4.   Shared power to dispose or to direct the disposition:
                       3,000,000
         (c) There were no transactions by Wexford Management during the past 60 days.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. CUSIP No. FRNT                              Page    11   of  14 Pages
--------------------------------------------------------------------------------

         (d) Wexford Management may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant.
         (e) Not applicable.

D.   Charles E. Davidson
         (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                  Percentage: 24.54%
         (b)      1.   Sole power to vote or to direct vote:  -0-
                  2.   Shared power to vote or to direct vote: 3,000,000
                  3.   Sole power to dispose or to direct the disposition:  -0-
                  4.   Shared power to dispose or to direct the  disposition:
                       3,000,000
         (c) There were no transactions by Mr. Davidson during the past 60 days.
         (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant.
         (e) Not applicable.

E.   Joseph M. Jacobs
         (a) Warrants relating to aggregate number of Shares (subject to possible cutback) beneficially owned:
                  Percentage: 24.54%
         (b)      1.   Sole power to vote or to direct vote:  -0-
                  2.   Shared power to vote or to direct vote: 3,000,000
                  3.   Sole power to dispose or to direct the disposition:  -0-
                  4.   Shared power to dispose or to direct the disposition:
                       3,000,000
         (c) There were no transactions by Mr. Jacobs during the past 60 days.
         (d) Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant.
         (e) Not applicable.

          Wexford Management may, by reason of its status as manager of Imprimis and Wexford Spectrum, be deemed to own beneficially the interests in the Warrant of which Imprimis and Wexford Spectrum possess beneficial ownership.

           Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the interests in the Warrant of which Imprimis and Wexford Spectrum possess beneficial ownership.

          Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the interests in the Warrant of Imprimis and Wexford Spectrum beneficially own.

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                              Page    12   of  14 Pages
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         [See items 2, 3, 4 and 5 above.]


Item 7.   Material to be Filed as Exhibits.

1.       Exhibit 1 - Warrant

2.        Exhibit 2 - Warrant Agreement

3.        Exhibit 3 - Registration Rights Agreement

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. CUSIP No. FRNT                               Page    13  of  14 Pages
--------------------------------------------------------------------------------





                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January  19, 1997

                               IMPRIMIS INVESTORS LLC

                         By:  /s/  Arthur H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD SPECTRUM INVESTORS LLC

                         By:  /s/ Arthur H. Amron
                              -------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD MANAGEMENT LLC


                        By:   /s/ Arthur  H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                       Title: Senior Vice President



                              /s/ Charles E. Davidson
                              -----------------------
                              Charles E. Davidson


                              /s/ Joseph M. Jacobs
                              --------------------
                              Joseph M. Jacobs

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                              Page    13   of  14 Pages
--------------------------------------------------------------------------------



                                    EXHIBIT I

    Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.



                               IMPRIMIS INVESTORS LLC

                         By:  /s/  Arthur H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD SPECTRUM INVESTORS LLC

                         By:  /s/ Arthur H. Amron
                              -------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD MANAGEMENT LLC


                        By:   /s/ Arthur  H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                       Title: Senior Vice President



                              /s/ Charles E. Davidson
                              -----------------------
                              Charles E. Davidson


                              /s/ Joseph M. Jacobs
                              --------------------
                              Joseph M. Jacobs

                                     WARRANT


         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY, SUCH SECURITIES MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.


No. of Shares of Common Stock: 3,000,000                       Warrant No. Wex-1


                                     WARRANT
                           to Purchase Common Stock of
                             FRONTIER AIRLINES, INC.


                  THIS IS TO CERTIFY THAT WEXFORD MANAGEMENT LLC, as Agent ("Wexford"), or its registered assigns (the "Holder"), is entitled to purchase in whole or in part from FRONTIER AIRLINES, INC., a Colorado corporation (the "Company"), at any time and from time to time on or after the date hereof with respect to 1,000,000 warrants and on or after December 17, 1997 with respect to the remaining 2,000,000 warrants, subject to cutback as provided in Exhibit A (as defined below), but not later than 5:00 p.m., New York City time, on December 15, 2001 (the "Expiration Date"), three million shares of common stock of the Company (the "Common Stock") at a purchase price of $3.00 per share (the "Exercise Price"), subject to the terms and conditions set forth herein and in the Warrant Agreement to be entered into between the Company and Wexford (the "Warrant Agreement") and prior to the execution and delivery thereof, subject to the terms and conditions set forth on Exhibit A to the Letter Agreement entered into between the Company and Wexford ("Exhibit A"), each such purchase of Common Stock to be made, and to be deemed effective for the purpose of determining the date of exercise, only upon surrender of this Warrant to the Company at 12015 East 46th Avenue, Denver, Colorado 80239, with the Form of Exercise attached hereto, or a reasonable facsimile thereof (the "Exercise Notice"), duly completed and signed, and upon payment in full to the Company of the Exercise Price by one or more of the following: (i) in cash or (ii) by certified or official bank check to the order of the Company or (iii) by wire transfer of immediately available funds to an account designated by the Company, or (iv) by tender of unpaid principal and interest thereon owing under the Senior Secured Note and any New Senior Secured Notes, or (v) in the event the then Current Market Price is greater than $5.00, by delivery of this Warrant Certificate to the Company for cancellation in accordance with the following formula: in exchange for each share of Common Stock issuable on exercise of each Warrant represented by this Warrant Certificate that is being exercised, such holder shall receive such number of shares of Common Stock as is equal to the product of (x) the number of shares of Common Stock issuable upon exercise of the Warrants being exercised at such time multiplied by (y) a fraction, the numerator of which is the Current Market Price per share of Common Stock at such time minus the Exercise Price per share of Common Stock at such time, and the denominator of which is the Current Market Price per share of Common Stock at such time. For purposes of this Warrant, "Current Market Price", shall mean, with respect to a share of Common Stock as of any date, the average of the daily market prices for each day during the 20 consecutive trading days commencing 30 Business Days before such date as of which such a price can be established in the manner set forth below. The market price for each such Business Day shall be the last sale price on such day as reported in the Consolidated Last Sale Reporting System or as quoted in the National Association of Securities Dealers Automated Quotation System, or if such last sale price is not available, the average of the closing bid and asked prices as reported in either such system, or in any other case the higher bid price quoted for such day as reported by The Wall Street Journal and the National Quotation Bureau pink sheets.

                  Upon receipt thereof, the Company shall, as promptly as practicable and in any event within five Business Days thereafter, execute or cause to be executed and deliver or cause to be delivered to the Holder a stock certificate or certificates representing the aggregate number of shares of Common Stock issuable upon such exercise ("Warrant Stock") and any other property to which such Holder is entitled.

                  The stock certificate or certificates for Warrant Stock so delivered shall be in such denominations as may be specified in the Exercise Notice and shall be registered in the name of the Holder or such other name or names as shall be designated in such Exercise Notice. Such stock certificate or certificates shall be deemed to have been issued and the Holder or any other Person so designated to be named therein shall be deemed to have become a holder of record of such shares, including, to the extent permitted by law and to the extent such shares represent voting stock of the Company, the right to vote such shares or to consent or to receive notice as a shareholder, as of the date on which the last of the Exercise Notice, payment of the Exercise Price and this Warrant is received by the Company as aforesaid. If this Warrant shall have been exercised only in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Stock and other securities, execute and deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Common Stock called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of the Holder, appropriate notation may be made on this Warrant and the same returned to the Holder.

                  All shares of Common Stock issuable upon the exercise of this Warrant shall, upon payment therefor in accordance herewith, be duly and validly issued, fully paid and nonassessable and free and clear of any liens, charges or other encumbrances of any nature.

                  Upon the execution and delivery of the Warrant Agreement, this Warrant shall be exchanged at the office of the Company referred to above for new Warrants in substantially the form hereof and representing the same aggregate number of Warrants evidenced by this Warrant.

                  This Warrant is issued in accordance with Exhibit A and is subject to the terms and provisions of Exhibit A, which terms and provisions are hereby incorporated by reference herein and made a part hereof. Every holder of this Warrant consents to all of the terms contained in Exhibit A by acceptance hereof.

                  The Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant are subject to adjustment in certain events as provided in Exhibit A and as to be provided in the Warrant Agreement.

                  The Company shall not be required to issue a fractional share of Common Stock upon exercise of this Warrant. As to any fraction of a share which the Holder hereof would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to the same fraction of the Current Market Price per share of Common Stock on the date of exercise.

                  The Warrants and the Warrant Stock shall be transferable on or after December 17, 1997 subject only to applicable securities laws. Upon any such transfer a new Warrant or new Warrants of different denominations, representing in the aggregate a like number of Warrants, will be issued to the transferee. Every Holder hereof, by accepting this Warrant, consents and agrees with the Company and with every subsequent Holder of this Warrant that until due presentation for the registration of transfer of this Warrant on the Warrant register maintained by the Company, the Company may deem and treat the Person in whose name this Warrant is registered as the absolute and lawful owner for all purposes whatsoever and the Company shall not be affected by any notice to the contrary. The Company agrees to provide registration rights on the terms contained in Exhibit A.

                  Nothing contained in the Warrant Agreement or in this Warrant shall be construed as conferring on the holder of any Warrants or his or her transferee any rights whatsoever as a shareholder of the Company.

                  No provision hereof, in the absence of affirmative action by the Holder hereof to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of such Holder, shall give rise to any liability of such Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company, by any creditor of the Company or any other Person.

                  Any notices and other communications pursuant to the provisions hereof shall be sent in accordance with Paragraph 10 of the Senior Secured Note of the Company dated the date hereof in favor of Wexford (the "Senior Secured Note").

                  This Warrant shall be deemed a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of laws thereof.

                  Each term used herein without definition shall have the meaning assigned thereto in the Senior Secured Note.

                  IN WITNESS WHEREOF, the Company has duly executed this Warrant.


Dated:  December 2, 1997


                                                         FRONTIER AIRLINES, INC.



                                                     By: /s/Samuel D. Addoms
                                                         -------------------
                                                   Name: Samuel D. Addoms
                                                  Title: President

                                                                         Annex A
                                                                              to
                                                                         Warrant

                                FORM OF EXERCISE

                (To be executed by the registered holder hereof)

                  The undersigned registered owner of this Warrant irrevocably exercises this Warrant for the purchase of Common Stock of Frontier Airlines, Inc., and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant, and requests that (i) certificates and/or other instrument covering such Common Stock be issued in accordance with the instructions given below and (ii) if such Common Stock shall not include all of the Common Stock to which the Holder is entitled under this Warrant, that a new Warrant of like tenor and date for the unpurchased balance of the Common Stock issuable hereunder be delivered to the undersigned.

Dated: _________________


                                                --------------------------------
                                                (Signature of Registered Holder)

Instructions for issuance and
registration of Common Stock:

-----------------------------
Name of Registered Holder
(please print)


Social Security or Other Identifying
Number:_____________________________


Please deliver certificate to
the following address:

-------------------------------------
              Street

-------------------------------------
       City, State and Zip Code

                             FRONTIER AIRLINES, INC.


                          REGISTRATION RIGHTS AGREEMENT











                          Dated as of December 17, 1997

                                TABLE OF CONTENTS


                  This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.




1.  Requested Registrations.....................................................
         (a)      Registration Requests.........................................
         (b)      Limitations on Requested Registrations........................
         (c)      Registration Statement Form...................................
         (d)      Registration Expenses.........................................
         (e)      Priority in Cutback Registrations.............................

2.  Piggyback Registrations.....................................................
         (a)      Right to Include Registrable Securities.......................
         (b)      Registration Expenses.........................................
         (c)      Priority in Cutback Registrations.............................

3.  Registration Procedures.....................................................

4.  Underwritten Offerings......................................................
         (a)      Underwritten Requested Offerings..............................
         (b)      Underwritten Piggyback Offerings..............................

5.  Indemnification.............................................................
         (a)      Indemnification by the Company................................
         (b)      Indemnification by the Sellers................................
         (c)      Notices of Claims, etc........................................
         (d)      Contribution..................................................
         (e)      Other Indemnification.........................................
         (f)      Indemnification Payments......................................

6.  Covenants Relating to Rule 144..............................................

7.  Other Registration Rights...................................................
         (a)      No Existing Agreements........................................
         (b)      Future Agreements.............................................

8.  Definitions.................................................................

9.       Miscellaneous..........................................................
         (a)      Notices.......................................................
         (b)      Entire Agreement..............................................
         (c)      Amendment.....................................................
         (d)      Waiver........................................................
         (e)      Consents and Waivers by Holders of Registrable Securities.....
         (f)      No Third Party Beneficiary....................................
         (g)      Successors and Assigns........................................
         (h)      Headings......................................................
         (i)      Invalid Provisions............................................
         (j)      Remedies......................................................
         (k)      Governing Law.................................................
         (l)      Counterparts..................................................

                             FRONTIER AIRLINES, INC.


                          REGISTRATION RIGHTS AGREEMENT



                  This REGISTRATION RIGHTS AGREEMENT dated as of December 17, 1997 is made and entered into by and between Wexford Management LLC, a Connecticut limited liability company, as Agent (the "Investor"), and Frontier Airlines, Inc., a Colorado corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings set forth in Section 8.

                  WHEREAS, in connection with (i) the issuance on December 2, 1997 by the Company of a Senior Secured Promissory Note (the "Senior Secured Note") in the amount of $5,000,000 to the Investor and (ii) the proposed delivery by the Investor of a commitment letter with respect to additional financial accommodations in favor of the Company aggregating up to $10,000,000 (the "Additional Financing"), as more fully described in that certain letter agreement, dated December 2, 1997, between the Company and the Investor (the "Letter Agreement"), on December 2, 1997, the Company issued to the Investor warrants to purchase 3,000,000 shares of Common Stock (the "Warrants");

                  WHEREAS, in connection with the Additional Financing, the Investor will receive either new senior secured promissory notes of the Company due December 15, 2001 (the "New Notes") or a combination of New Notes and shares of convertible preferred stock of the Company (the "Convertible Preferred Stock"); and

                  WHEREAS, the Letter Agreement and the term sheet attached thereto as Exhibit A provide that the Company enter into a registration rights agreement with the Investor by December 15, 1997 pursuant to which the Company will grant to the Investor certain registration rights with respect to the Warrants, the Common Stock underlying the Warrants (the "Warrant Stock"), the Convertible Preferred Stock, the Senior Secured Note and the New Notes;

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                  1. Requested Registrations. (a) Registration Requests. At any time after March 17, 1998, upon the written request of the Investor (either on its own behalf or on behalf of any holder of Registrable Securities) requesting that the Company effect the registration under the Securities Act of all or part of the Investor's (or any such holder's) Registrable Securities and specifying the number of Registrable Securities to be registered and the intended method of disposition thereof, the Company will promptly, and in no event more than 10 Business Days after receipt of such request, give written notice (a "Notice of Requested Registration") of such request to all other holders of Registrable Securities, and thereupon will use its best efforts to effect the registration under the Securities Act of

                  (i) the Registrable Securities which the Company has been so requested to register by the Investor, and

                  (ii) all other Registrable Securities the holders of which have made written requests to the Company for registration thereof within 15 days after the giving of the Notice of Requested Registration (which requests shall specify the intended method of disposition thereof), all to the extent requisite to permit the disposition (in accordance with the intended methods thereof) of the Registrable Securities so to be registered in accordance with Section 3. If requested by the Investor, the method of disposition of all Registrable Securities included in such registration shall be an underwritten offering effected in accordance with Section 4(a). Neither the Company nor any of its securityholders shall have the right to include any of the Company's securities (other than Registrable Securities) in a registration statement to be filed as part of a Requested Registration.

                  (b) Limitations on Requested Registrations. Notwithstanding anything herein to the contrary, the Company shall not be required to honor a request for a Requested Registration if, in the case of a Long-Form Registration, the Company has previously effected one Effective Long-Form Registration; provided that there shall be no limit on the number of registrations effected as Short-Form Registrations, subject to the other provisions of this Section 1(b).

                  (c) Registration Statement Form. Subject to Section 1(b), requested Registrations shall be on such appropriate registration form promulgated by the Commission as shall be selected by the Company, and shall be reasonably acceptable to the Investor, and shall permit the disposition of such Registrable Securities in accordance with the intended method or methods specified in their request for such registration, but the Company may not effect a Long-Form Registration without the Investor's consent. Notwithstanding the foregoing, if in the case of an underwritten offering on Form S-3 the Managing Underwriter notifies the Company that in its judgment the inclusion of more detailed information of the type required in Form S-1 is of material importance to such offering, the Company shall include in the Registration Statement such information.

                  (d)   Registration   Expenses.   The  Company   will  pay  all
Registration Expenses incurred in connection with any Requested Registration.

                  (e) Priority in Cutback Registrations. If a Requested Registration becomes a Cutback Registration, the Company will include in any such registration to the extent of the number which the Managing Underwriter advises the Company can be sold in such offering Registrable Securities requested to be included in such registration by the Initiating Holders, pro rata on the basis of the number of Registrable Securities requested to be included by such holders.

                  2. Piggyback Registrations. (a) Right to Include Registrable Securities. Notwithstanding any limitation contained in Section 1, if the Company at any time proposes after the date hereof to effect a Piggyback Registration, it will each such time give written notice (a "Notice of Piggyback Registration"), at least 30 days prior to the anticipated filing date, to all holders of Registrable Securities of its intention to do so and of such holders' rights under this Section 2, which Notice of Piggyback Registration shall include a description of the intended method of disposition of such securities. Upon the written request of any such holder made within 20 days after receipt of a Notice of Piggyback Registration (which request shall specify the Registrable Securities intended to be disposed of by such holder) , the Company will, subject to the other provisions of this Agreement, include in the registration statement relating to such Piggyback Registration all Registrable Securities which the Company has been so requested to register, all to the extent requisite to permit the disposition of such Registrable Securities in accordance with the intended method of disposition set forth in the Notice of Piggyback Registration. Notwithstanding the foregoing, if, at any time after giving a Notice of Piggyback Registration and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each holder of Registrable Securities and, thereupon, (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith) without prejudice, however, to the rights of any Requesting Holder entitled to do so to request that such registration be effected as a Requested Registration under Section 1, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities. No registration effected under this Section 2 shall relieve the Company of its obligations to effect a Requested Registration under Section 1 with respect to Registrable Securities that are not registered and sold thereunder.

                  (b)   Registration   Expenses.   The  Company   will  pay  all
Registration Expenses incurred in connection with each Piggyback Registration.

                  (c) Priority in Cutback Registrations. If a Piggyback Registration becomes a Cutback Registration, the Company will include in such registration to the extent of the amount of the securities which the Managing Underwriter advises the Company can be sold in such offering:

                  (i) if such Piggyback Registration as initially proposed by the Company was solely a primary registration of its securities, (x) first, the securities proposed by the Company to be sold for its own account, and (y) second, (A) if no other holders of securities of the Company have requested registration of their securities in such registration, any Registrable Securities requested to be included in such registration by Requesting Holders, pro rata on the basis of the number of Registrable Securities requested to be included by such holders or (B) if other holders of securities of the Company have requested registration of their securities in such registration, such securities of such holders and any Registrable Securities requested to be included in such registration by Requesting Holders, on a pari passu basis; and

                  (ii) if such Piggyback Registration as initially proposed by the Company was in whole or in part requested by holders of securities of the Company, other than holders of Registrable Securities in their capacities as such, pursuant to demand registration rights, such securities held by the holders initiating such registration and any Registrable Securities requested to be included in such registration by Requesting Holders, on a pari passu basis;

and any securities so excluded shall be withdrawn from and shall not be included in such Piggyback Registration.

                  3. Registration Procedures. If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 1 or Section 2, the Company will use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof. Without limiting the foregoing, the Company in each such case will, as expeditiously as possible, use its best efforts:

                  (a) to prepare and file with the Commission (in the case of a Requested Registration, not later than 20 days after the filing by the Company with the Commission of its next required report on Form 10-K or Form 10-Q, as the case may be, under the Exchange Act, or as soon thereafter as possible) the requisite registration statement to effect such registration and to cause such registration statement to become effective, provided that the Company may defer filing a registration statement for up to 90 days after the filing would otherwise be required to be made pursuant to this section if and so long as, in the reasonable judgment of the Company's Board of Directors, the filing of such registration statement within the period otherwise required by this Section 3(a) would compel the Company to disclose material nonpublic information the disclosure of which would be materially detrimental to the Company or would materially interfere with any material financing, acquisition, corporate reorganization, or merger involving the Company.

                  (b) as far in advance as practical before filing such registration statement or any amendment thereto, to furnish to the Requesting Holders copies of reasonably complete drafts of all such documents proposed to be filed (including exhibits), and any such holder shall have the opportunity to object to any information pertaining solely to such holder that is contained therein and the Company will make the corrections reasonably requested by such holder with respect to such information prior to filing any such registration statement or amendment;

                  (c) to prepare and file with the Commission such amendments and supplements to such registration statement and any prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration statement and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement, in accordance with the intended methods of disposition thereof, until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement;

                  (d)  to  promptly  notify  each  Requesting   Holder  and  the
         underwriter or underwriters, if any:

                      (i) when such  registration  statement  or any  prospectus used in connection therewith, or any amendment or supplement thereto, has been filed and, with respect to such registration statement or any post-effective amendment thereto, when the same has become effective;

                      (ii) of any  written  comments  from the  Commission  with respect to any filing referred to in clause (i) and of any written request by the Commission for amendments or supplements to such registration statement or prospectus;

                     (iii) of the  notification to the Company by the Commission of its initiation of any proceeding with respect to the issuance by the Commission of, or of the issuance by the Commission of, any stop order suspending the effectiveness of such registration statement; and

                     (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

                  (e) to furnish to each seller of Registrable Securities covered by such registration statement such number of conformed copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits and documents incorporated by reference), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such holder's
         Registrable Securities, and such other documents, as such seller may reasonably request to facilitate the disposition of its Registrable Securities;

                  (f) to register or qualify all Registrable Securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as each holder thereof shall reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable such holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such holder, except that the Company shall not for any such purpose be required (i) to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph (f) be obligated to be so qualified, (ii) to subject itself to taxation in any such jurisdiction or (iii) to consent to general service of process in any jurisdiction;

                  (g) to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable each holder thereof to consummate the disposition of such Registrable Securities;

                  (h) to furnish to each Requesting Holder a signed counterpart, addressed to such holder (and the underwriters, if any), of

                           (i) an opinion of counsel for the Company,  dated the
                  effective date of such registration statement (or, if such registration includes an underwritten Public Offering, dated the date of any closing under the underwriting agreement), reasonably satisfactory in form and substance to such holder, and

                      (ii) a "comfort" letter,  dated the effective date of such registration statement (and, if such registration includes an underwritten Public Offering, dated the date of any closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten Public Offerings of securities and, in the case of the accountants' letter, such other financial matters, as such holder (or the underwriters, if any) may reasonably request;

                  (i) to notify each holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which any prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of any such holder promptly prepare and furnish to such holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                  (j) to otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

                  (k) to make available for inspection by any Requesting Holder, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration statement, and permit the Inspectors to participate in the preparation of such registration statement and any prospectus contained therein and any amendment or supplement thereto. Records which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement, (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or (iii) the information in such Records has been made generally available to the public. The seller of Registrable Securities agrees by acquisition of such Registrable Securities that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

                  (l) to provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement; and

                  (m) to cause all Registrable Securities covered by such registration statement to be listed, upon official notice of issuance, on any securities exchange on which any of the securities of the same class as the Registrable Securities are then listed.

                  The Company may require each holder of Registrable Securities as to which any registration is being effected to, and each such holder, as a condition to including Registrable Securities in such registration, shall, furnish the Company with such information and affidavits regarding such holder and the distribution of such securities as the Company may from time to time reasonably request in writing in connection with such registration.

                  Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (h), such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (h) and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

                  4.  Underwritten Offerings.

                  (a) Underwritten Requested Offerings. In the case of any underwritten Public Offering being effected pursuant to a Requested Registration, the Managing Underwriter and any other underwriter or underwriters with respect to such offering shall be selected, after consultation with the Company, by the holders of a majority of the Registrable Securities to be included in such underwritten offering with the consent of the Company, which consent shall not be unreasonably withheld. The Company shall enter into an underwriting agreement in customary form with such underwriter or underwriters, which shall include, among other provisions, indemnities to the effect and to the extent provided in Section 5. The holders of Registrable Securities to be distributed by such underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for their benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to their obligations. No holder of Registrable Securities shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such holder and its ownership of the securities being registered on its behalf and such holder's intended method of distribution and any other representation required by law. No Requesting Holder may participate in such underwritten offering unless such holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. If any Requesting Holder disapproves of the terms of an underwriting, such holder may elect to withdraw therefrom and from such registration by notice to the Company and the Managing Underwriter, and each of the remaining Requesting Holders shall be entitled to increase the number of Registrable Securities being registered to the extent of the Registrable Securities so withdrawn in the proportion which the number of Registrable Securities being registered by such remaining Requesting Holder bears to the total number of Registrable Securities being registered by all such remaining Requesting Holders.

                  (b) Underwritten Piggyback Offerings. If the Company at any time proposes to register any of its securities in a Piggyback Registration and such securities are to be distributed by or through one or more underwriters, the Company will, subject to the provisions of Section 2(c), use its best efforts to arrange for such underwriters to include the Registrable Securities to be offered and sold by Requesting Holders among the securities to be distributed by such underwriters. The holders of Registrable Securities to be distributed by such underwriters shall be parties to the underwriting agreement between the Company and such underwriter or underwriters and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters also be made to and for their benefit and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also be conditions precedent to their obligations. No holder of Registrable Securities shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such holder and its ownership of the securities being registered on its behalf and any other representation required by law. No Requesting Holder may participate in such underwritten offering unless such holder agrees to sell its Registrable Securities on the basis provided in such underwriting agreement and completes and executes all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of such underwriting agreement. If any Requesting Holder disapproves of the terms of an underwriting, such holder may elect to withdraw therefrom and from such registration by notice to the Company and the Managing Underwriter, and each of the remaining Requesting Holders shall be entitled to increase the number of Registrable Securities being registered to the extent of the Registrable Securities so withdrawn in the proportion which the number of Registrable Securities being registered by such remaining Requesting Holder bears to the total number of Registrable Securities being registered by all such remaining Requesting Holders.

                  5. Indemnification. (a) Indemnification by the Company. The Company shall, to the full extent permitted by law, indemnify and hold harmless each seller of Registrable Securities included in any registration statement filed in connection with a Requested Registration or a Piggyback Registration, its directors and officers, and each other Person, if any, who controls any such seller within the meaning of the Securities Act, against any Losses, claims, damages, expenses or liabilities, joint or several (together, "Losses"), to which such seller or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, and the Company will reimburse such seller and each such director, officer and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such Loss (or action or proceeding in respect thereof); provided that the Company shall not be liable in any such case to the extent that any such Loss (or action or proceeding in respect thereof) arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer or controlling Person, and shall survive the transfer of such securities by such seller. The Company shall also indemnify each other Person who participates (including as an underwriter) in the offering or sale of Registrable Securities, their officers and directors and each other Person, if any, who controls any such participating Person within the meaning of the Securities Act to the same extent as provided above with respect to sellers of Registrable Securities.

                  (b) Indemnification by the Sellers. Each holder of Registrable Securities which are included or are to be included in any registration statement filed in connection with a Requested Registration or a Piggyback Registration, as a condition to including Registrable Securities in such registration statement, shall, to the full extent permitted by law, indemnify and hold harmless the Company, its directors and officers, and each other Person, if any, who controls the Company within the meaning of the Securities Act, against any Losses to which the Company or any such director or officer or controlling Person may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement; provided, however, that the obligation to provide indemnification pursuant to this Section 5(b) shall be several, and not joint and several, among such Indemnifying Parties on the basis of the number of Registrable Securities included in such registration statement and the aggregate amount which may be recovered from any holder of Registrable Securities pursuant to the indemnification provided for in this Section 5(b) in connection with any registration and sale of Registrable Securities shall be limited to the total proceeds received by such holder from the sale of such Registrable Securities. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling Person and shall survive the transfer of such securities by such seller. Such holders shall also indemnify each other Person who participates (including as an underwriter) in the offering or sale of Registrable Securities, their officers and directors and each other Person, if any, who controls any such participating Person within the meaning of the Securities Act to the same extent as provided above with respect to the Company.

                  (c) Notices of Claims, etc. Promptly after receipt by an Indemnified Party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraph (a) or (b) of this
Section 5, such Indemnified Party will, if a claim in respect thereof is to be made against an Indemnifying Party pursuant to such paragraphs, give written notice to the latter of the commencement of such action, provided that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under the preceding paragraphs of this Section 5, except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in and, unless, in the judgment of any Indemnified Party, a conflict of interest between such Indemnified Party and any Indemnifying Party exists with respect to such claim, to assume the defense thereof, jointly with any other Indemnifying Party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation; provided that the Indemnified Party may participate in such defense at the Indemnified Party's expense; and provided further that the Indemnified Party or Indemnified Parties shall have the right to employ one counsel to represent it or them if, in the reasonable judgment of the Indemnified Party or Indemnified Parties, it is advisable for it or them to be represented by separate counsel by reason of having legal defenses which are different from or in addition to those available to the Indemnifying Party, and in that event the reasonable fees and expenses of such one counsel shall be paid by the Indemnifying Party. If the Indemnifying Party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for the Indemnified Parties with respect to such claim, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other Indemnified Parties with respect to such claim, in which event the Indemnifying Party shall be obligated to pay the fees and expenses of such additional counsel for the Indemnified Parties or counsels. No Indemnifying Party shall consent to entry of any judgment or enter into any settlement without the consent of the Indemnified Party which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party shall be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld.

                  (d) Contribution. If the indemnity and reimbursement obligation provided for in any paragraph of this Section 5 is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses (or actions or proceedings in respect thereof) referred to therein, then the Indemnifying Party shall contribute to the amount paid or payable by the

Indemnified Party as a result of such Losses (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other hand in connection with statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The parties hereto agree that it would not be just and equitable if contributions pursuant to this paragraph were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this paragraph. The amount paid by an Indemnified Party as a result of the Losses referred to in the first sentence of this paragraph shall be deemed to include any legal and other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any Loss which is the subject of this paragraph.

                  No Indemnified Party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from the Indemnifying Party if the Indemnifying Party was not guilty of such fraudulent misrepresentation.

                  (e) Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 5 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act. The provisions of this Section 5 shall be in addition to any other rights to indemnification or contribution which an Indemnified Party may have pursuant to law, equity, contract or otherwise.

                  (f) Indemnification Payments. The indemnification required by this Section 5 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Losses are incurred.

                  6. Covenants Relating to Rule 144. The Company will file reports in compliance with the Exchange Act, will comply with all rules and regulations of the Commission applicable in connection with the use of Rule 144 and take such other actions and furnish such holder with such other information as such holder may request in order to avail itself of such rule or any other rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration. If at any time the Company is not required to file reports in compliance with either Section 13 or Section 15(d) of the Exchange Act, the Company at its expense will, forthwith upon the written request of the holder of any Registrable Securities, make available adequate current public information with respect to the Company within the meaning of paragraph (c)(2) of Rule 144.

                  7.  Other Registration Rights.

                  (a) No Existing Agreements. The Company represents and warrants to the Investor that there is not in effect on the date hereof any agreement by the Company (other than this Agreement and as set forth in Schedule
3.06 to the Warrant Agreement) pursuant to which any holders of securities of the Company have a right to cause the Company to register or qualify such securities under the Securities Act.

                  (b) Future Agreements. The Company shall not hereafter agree with the holders of any securities issued or to be issued by the Company to register or qualify such securities under the Securities Act unless such agreement specifically provides that (i) the holder of such securities may not participate in any Requested Registration except as provided in Section 1 and
(ii) the holder of such securities may not participate in any Piggyback Registration except as provided in Section 2.

                  8.  Definitions.

                  (a) Except as otherwise specifically indicated, the following terms will have the following meanings for all purposes of this Agreement:

                  "Agreement" means this Registration Rights Agreement, as the same shall be amended from time to time.

                  "Business Day" means a day other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or obligated to close.

                  "Commission" means the United States Securities and Exchange Commission, or any successor governmental agency or authority.

                  "Common Stock" means shares of Common Stock, no par value per share, of the Company, as constituted on the date hereof, and any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock.

                  "Company" has the meaning ascribed to it in the preamble.

                  "Convertible Preferred Stock" has the meaning ascribed to it in the preamble.

                  "Cutback Registration" means any Requested Registration or Piggyback Registration to be effected as an underwritten Public Offering in which the Managing Underwriter with respect thereto advises the Company and the Requesting Holders in writing that, in its opinion, the number of securities requested to be included in such registration (including securities of the Company which are not Registrable Securities) exceed the number which can be sold in such offering without a material reduction in the selling price anticipated to be received for the securities to be sold in such Public Offering.

                  "Effective   Long-Form   Registration"   means   a   Long-Form
Registration that results in an Effective Registration.

                  "Effective  Registration" means a Requested Registration which
(a) has been declared or ordered effective in accordance with the rules of the Commission and (b) has been kept effective for the period of time contemplated by Section 3(b).

                  "Effective   Short-Form   Registration"   means  a  Short-Form
Registration that results in an Effective Registration.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  "Form S-1" means Form S-1 promulgated by the Commission  under
the  Securities  Act,  or  any  successor  or  similar  long-form   registration
statement.

                  "Form S-2" means Form S-2 promulgated by the Commission under the Securities Act, or any successor or similar short-form registration statement.

                  "Form S-3" means Form S-3 promulgated by the Commission under the Securities Act, or any successor or similar short-form registration statement.

                  "Indemnified Party" means a party entitled to indemnity in accordance with Section 5.

                  "Indemnifying Party" means a party obligated to provide indemnity in accordance with Section 5.

                  "Initiating Holders" means the Investor and any holder of Registrable Securities with respect to which the Investor has made a written request pursuant to Section 1 for the registration of Registrable Securities.

                  "Inspectors" has the meaning ascribed to it in Section 3(i).

                  "Letter Agreement" has the meaning ascribed to it in the preamble.

                  "Long-Form   Registration"  means  a  Requested   Registration
effected by the filing of a registration statement on Form S-1 with the Commission.

                  "Losses" has the meaning ascribed to it in Section 5(a).

                  "Managing Underwriter" means, with respect to any Public Offering, the underwriter or underwriters managing such Public Offering.

                  "NASD" means the National Association of Securities Dealers.

                  "New Notes" has the meaning ascribed to it in the preamble.

                  "Notice of Piggyback Registration" has the meaning ascribed to it in Section 2(a).

                  "Notice of Requested Registration" has the meaning ascribed to it in Section 1(a).

                  "Person"  means  any  natural  person,  corporation,   general
partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union or association.

                  "Piggyback Registration" means any registration of securities of the Company of the same class as any of the Registrable Securities under the Securities Act (other than a registration in respect of a dividend reinvestment or similar plan for shareholders of the Company or on Form S-4 or Form S-8 promulgated by the Commission, or any successor or similar forms thereto), whether for sale for the account of the Company or for the account of any holder of securities of the Company (other than Registrable Securities.

                  "Public Offering" means any offering of Common Stock to the public, either on behalf of the Company or any of its securityholders, pursuant to an effective registration statement under the Securities Act (other than a registration in respect of a dividend reinvestment or similar plan for shareholders of the Company or on Form S-4 or Form S-8 promulgated by the Commission, or any successor or similar forms thereto).

                  "Records" has the meaning ascribed to it in Section 3(i).

                  "Registrable Securities" means (i) the Warrants, shares of Warrant Stock, shares of Convertible Preferred Stock and shares of Common Stock into which the Convertible Preferred Stock is convertible, the Senior Secured Note and any New Senior Secured Notes and (ii) any additional shares of Common Stock or other securities issued or distributed by way of a dividend, stock split or other distribution in respect of the any of the securities referred to in clause (i), or acquired by way of any rights offering or similar offering made in respect of such securities. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) they shall have been sold to the public pursuant to Rule 144, or (iii) they shall have ceased to be outstanding.

                  "Registration Expenses" means all expenses incident to the Company's performance of or compliance with its obligations under this Agreement to effect the registration of Registrable Securities in a Requested Registration or a Piggyback Registration, including, without limitation, all registration, filing, securities exchange listing and NASD fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, the reasonable fees and disbursements of a single counsel, premiums and other costs of policies of insurance purchased by the Company against liabilities arising out of the Public Offering of the Registrable Securities being registered and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities if the offering is an underwritten offering initiated by the Company, but excluding underwriting discounts and commissions and transfer taxes, if any, in respect of Registrable Securities and fees and disbursements of underwriters if the offering is an underwritten offering initiated by the Investor or the Requesting Holders, which shall be payable by each holder thereof.

                  "Requesting Holders" means, with respect to any Requested Registration or Piggyback Registration, the holders of Registrable Securities requesting to have Registrable Securities included in such registration in accordance with this Agreement.

                  "Requested Registration" means any registration of Registrable Securities under the Securities Act effected in accordance with Section 1.

                  "Rule 144" means Rule 144 promulgated by the Commission under the Securities Act, and any successor provision thereto.

                  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  "Senior Secured Note" has the meaning ascribed to it in the preamble.

                  "Short-Form   Registration"  means  a  Requested  Registration
effected by the filing of a registration statement on Form S-2 or Form S-3 with the Commission.

                  "Warrants" has the meaning ascribed to it in the preamble.

                  "Warrant Stock" has the meaning ascribed to it in the preamble.

                  (b) Unless the context of this Agreement  otherwise  requires,
(i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; and (iv) the term "Section" refers to the specified Section of this Agreement. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

                  9.       Miscellaneous.

                  (a) Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

                           If to Investor, to:

                                    Wexford Management LLC
                                    411 West Putnam Avenue
                                    Greenwich, Connecticut  06830

                                    Attn:  Joseph Jacobs, President
                                    Facsimile No.:  (203) 862-7320

                                    Attn:  Arthur Amron, General Counsel
                                    Facsimile No.:  (203) 862-7312

                           If to the Company, to:

                                    Frontier Airlines, Inc.
                                    12015 East 46th Avenue
                                    Denver, Colorado  80239

                                    Attn:  Arthur T. Voss, General Counsel
                                    Facsimile No.:  (303) 371-9669

With respect to any other holder of Registrable Securities, such notices, requests and other communications shall be sent to the addresses set forth in the transfer records regularly maintained by the Company. All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

                  (b) Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

                  (c) Amendment. This Agreement may be amended, supplemented or modified only by a written instrument (which may be executed in any number of counterparts) duly executed by or on behalf of each of the Company and the Investor.

                  (d) Waiver. Subject to paragraph (e) of this Section, any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same term or condition of this Agreement on any future occasion.

                  (e) Consents and Waivers by Holders of Registrable Securities. Any consent of the holders of Registrable Securities pursuant to this Agreement, and any waiver by such holders of any provision of this Agreement, shall be in writing (which may be executed in any number of counterparts) and may be given or taken by the Investor, and any such consent or waiver so given or taken will be binding on all the holders of Registrable Securities.

                  (f) No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto, their respective successors or permitted assigns and any other holder of Registrable Securities, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Section 5.

                  (g) Successors and Assigns. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

                  (h) Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

                  (i) Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

                  (j) Remedies. Except as otherwise expressly provided for herein, no remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party hereto shall not constitute a waiver by any such party of the right to pursue any other available remedies.

                  Damages in the event of breach of this Agreement by a party hereto or any other holder of Registrable Securities would be difficult, if not impossible, to ascertain, and it is therefore agreed that each such Person, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof and the Company and each holder of Registrable Securities, by its acquisition of such Registrable Securities, hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude any such Person from pursuing any other rights and remedies at law or in equity which such Person may have.

                  (k) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

                  (l) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                  IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.


                                                     WEXFORD MANAGEMENT LLC


                                                     By:
                                                   Name:
                                                  Title:


                                                     FRONTIER AIRLINES, INC.


                                                     By:
                                                   Name:
                                                  Title:

        ================================================================








                                WARRANT AGREEMENT

                                     Between

                             FRONTIER AIRLINES, INC.

                                       and

                        WEXFORD MANAGEMENT LLC, as AGENT

                          Dated as of December 17, 1997








        ================================================================

                                       (i)

                                TABLE OF CONTENTS




SECTION 1.  Definitions; Accounting Terms and Determinations....................
         1.01  Definitions......................................................
         1.02  Accounting Terms and Determinations..............................

SECTION 2.  Purchase and Sale of Warrant........................................
         2.01  Authorization and Issuance of Warrant Stock and Warrant..........
         2.02  Issuance of the Warrant..........................................
         2.03  Securities Act Compliance; Brokers...............................

SECTION 3.  Representations and Warranties......................................
         3.01  Existence; Qualification.........................................
         3.02  No Breach........................................................
         3.03  Corporate Action.................................................
         3.04  Approvals........................................................
         3.05  Investment Company Act...........................................
         3.06  Capitalization...................................................
         3.07  Private Offering.................................................
         3.08  Litigation.......................................................
         3.09  Rights Agreement.................................................
         3.10  Brokers..........................................................

SECTION 4.  Restrictions on Transferability.....................................
         4.01  Transfers Generally..............................................
         4.02  Transfers of Restricted Securities Pursuant to
                  Registration Statements, Rule 144 and Rule 144A...............
         4.03  Restrictive Legends..............................................
         4.04  Termination of Restrictions......................................

SECTION 5.  Dispositions of Securities..........................................
         5.01  Dispositions of Securities.......................................

SECTION 6.  Adjustments of Warrant Stock Issuable Upon Exercise.................
         6.01  Number of Shares; Exercise Price.................................
         6.02  Adjustment of Exercise Price.....................................
         6.03  Treatment of Options and Convertible Securities..................
         6.04  Treatment of Stock Dividends, etc................................
         6.05  Computation of Consideration.....................................
         6.06  Adjustments for Combinations, Subdivisions, etc..................
         6.07  Dilution in Case of Other Securities.............................

                                      (ii)


         6.08  Consolidation, Merger, Sale of Assets, Reorganization etc........
         6.09  Other Dilutive Events............................................
         6.10  No Dilution or Impairment........................................
         6.11  Accountants' Report as to Adjustments............................
         6.12  Notices of Corporate Action......................................

SECTION 7.  Holders' Rights.....................................................
         7.01  Delivery Expenses................................................
         7.02  Taxes............................................................
         7.03  Replacement of Instruments.......................................
         7.04  Indemnification..................................................
         7.05  Inspection Rights................................................

SECTION 8.  Other Covenants of Company..........................................
         8.01  Availability of Information......................................
         8.02  Repurchases and Redemption.......................................
         8.03  Transactions with Affiliates.....................................
         8.04  Restrictions on Performance......................................
         8.05  Modification of Other Equity Documents...........................
         8.06  Ownership of Subsidiaries........................................
         8.07  Reservation of Stock. etc........................................
         8.08  Listing on Securities Exchanges..................................

SECTION 9.  Miscellaneous.......................................................
         9.01  Waiver...........................................................
         9.02  Notices..........................................................
         9.03  Expenses, Etc....................................................
         9.04  Amendments, Etc..................................................
         9.05  Successors and Assigns...........................................
         9.06  Survival.........................................................
         9.07  Specific Performance.............................................
         9.08  WAIVER OF JURY TRIAL.............................................
         9.09  Consent to Jurisdiction and Service of Process...................
         9.10  Limitation of Liability..........................................
         9.11  Captions.........................................................
         9.12  Counterparts.....................................................
         9.13  Governing Law....................................................
         9.14  Severability.....................................................
         9.15  Entire Agreement.................................................


ANNEX 1 - FORM OF ASSIGNMENT
ANNEX 2 - REPURCHASES FROM MANAGEMENT

                  WARRANT  AGREEMENT  dated  as of  December  17,  1997  between
FRONTIER  AIRLINES,  INC., a Colorado  corporation (the "Company"),  and WEXFORD
MANAGEMENT LLC, a Connecticut limited liability company, as Agent (the "Investor").

                  WHEREAS, in connection with (i) the issuance on December 2, 1997 by the Company of a Senior Secured Promissory Note (the "Senior Secured Note") in the amount of $5,000,000 to the Investor and (ii) the proposed delivery by the Investor of a commitment letter with respect to additional financial accommodations in favor of the Company aggregating up to $10,000,000 (the "Additional Financing"), as more fully described in that certain letter agreement, dated December 2, 1997, between the Company and the Investor (the "Letter Agreement"), on December 2, 1997, the Company issued to the Investor a warrant to purchase 3,000,000 shares of Common Stock, a copy of which is attached hereto as Exhibit A; and

                  WHEREAS, in consideration of the extension of credit evidenced by the Senior Secured Note and the Additional Financing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company has agreed, pursuant to the Letter Agreement, to enter into this Warrant Agreement by December 15, 1997.

                  NOW, THEREFORE, the parties hereto agree as follows:

                  SECTION 1.  Definitions; Accounting Terms and Determinations.

                  1.01 Definitions. As used herein, the following terms shall have the following meanings (all terms defined in this Section 1 or in other provisions of this Agreement in the singular to have the same meanings when used in the plural and vice versa):

                  "Acquiring Person" shall mean the continuing or surviving corporation of a consolidation or merger with the Company (if other than the Company), the transferee of substantially all of the properties and assets of the Company, the corporation consolidating with or merging into the Company in a consolidation or merger in connection with which the Common Stock is changed into or exchanged for stock or other securities of any other Person or cash or any other property, or, in the case of a capital reorganization or reclassification, the Company.

                  "Acquisition Price" shall mean, as applied to the Common Stock, with respect to any transaction to which Section 6.08 applies, (a) the price per share equal to the greater of the following, determined in each case as of the date immediately preceding the date of consummation of such transaction: (i) the Market Price of the Common Stock and (ii) the highest amount of cash plus the Fair Value of the highest amount of securities or other property which a Holder of Warrants would have been entitled as a shareholder to receive upon such consummation if such Holder had exercised its Warrants immediately prior thereto, or (b) if a purchase, tender or an exchange offer is made by the Acquiring Person (or by any of its affiliates) to the holders of the Common Stock and such offer is accepted by the holders of more than 50% of the outstanding shares of Common Stock, the greater of (i) the price determined in accordance with the foregoing subdivision (a) and (ii) the price per share equal to the greater of the following, determined in each case as of the date immediately preceding the acceptance of such offer by the holders of more than 50% of the outstanding shares of Common Stock: (x) the Market Price of the

Common Stock and (y) the highest amount of cash plus the Fair Value of the highest amount of securities or other property which a Holder of Warrants would have been entitled as a shareholder to receive pursuant to such offer if such Holder had exercised its Warrants immediately prior to the expiration of such offer and accepted the same.

                  "Additional Shares of Common Stock" shall mean all shares (including treasury shares) of Common Stock issued or sold (or, pursuant to Section 6.03 or 6.04, deemed to be issued) by the Company after the Initial Date hereof, whether or not subsequently reacquired or retired by the Company other than (a) shares of Common Stock issued upon the exercise of Warrants, (b) shares of Common Stock issued or authorized prior to December 2, 1997 under the Option Plan and (c) shares of Common Stock issuable on conversion or exercise of the Convertible Securities or Options set forth in Schedule 3.06 attached hereto.

                  "Affiliate" shall mean, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

                  "Base Price" shall mean, on any date specified herein, the greater of (i) the Current Market Price and (ii) the Exercise Price.

                  "Business Day" shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

                  "Commission" shall mean the Securities and Exchange Commission or any other similar or successor agency of the federal government administering the Securities Act and/or the Exchange Act.

                  "Common Stock" shall mean the Common Stock of the Company, no par value per share, or any other common stock or other securities receivable thereon, or into which the Common Stock is convertible or exchangeable, as a result of any recapitalization, reclassification, merger or consolidation of, or disposition of assets by, the Company.

                  "Company" shall have the meaning assigned to such term in the preamble of this Agreement.

                  "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" shall have meanings correlative thereto.

                  "Convertible Securities" shall mean evidences of indebtedness, interests or other securities or rights which are exchangeable for or exercisable or convertible into Additional Shares of Common Stock other than the Warrants.

                  "Current Market Price" shall mean, on any date specified herein, (a) with respect to Common Stock or to Voting Common Stock (or equivalent equity interests) of an Acquiring Person or its Parent, (i) the average daily Market Price during the period of the most recent 20 consecutive Business Days ending on such date, or (ii) if shares of Common Stock or such Voting Common Stock (or equivalent equity interests), as the case may be, are not then listed or admitted to trading on any national securities exchange and if the closing bid and asked prices thereof are not then quoted or published in the over-the-counter market, the Market Price on such date; and (b) with respect to any other securities, the Market Price on such date.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  "Exercise Notice" shall have the meaning assigned to such term in Warrant No. Wex-1, a copy of which is attached as Exhibit A hereto.

                  "Exercise Price" shall have the meaning assigned to such term in Section 6.01 hereof.

                  "Expiration Date" shall have the meaning assigned to such term in Warrant No. Wex-1, a copy of which is attached hereto as Exhibit A.

                  "Fair Value" shall mean, with respect to any securities or other property, the fair value thereof as of a date which is within 15 days of the date as of which the determination is to be made (a) determined by the Board of Directors of the Company or (b), if the Requisite Holders of Warrants shall object in writing to such determination within ten Business Days after notice of such determination, as determined by an agreement between the Company and the Requisite Holders of Warrants or (c) if the Company and the Requisite Holders of Warrants fail to agree, determined jointly by an independent investment banking firm retained by the Company and by an independent investment banking firm retained by the Requisite Holders of Warrants, either of which firms may be an independent investment banking firm regularly retained by the Company or any such holder or (d) if the Company or such holders shall fail so to retain an independent investment banking firm within five Business Days of the retention of such firm by such holders or the Company, as the case may be, determined solely by the firm so retained or (e) if the firms so retained by the Company and by such holders shall be unable to reach a joint determination within 15 Business Days of the retention of the last firm so retained, determined by another independent investment banking firm (whose fees shall be paid equally by such holders, on the one hand, and the Company, on the other) which is not a regular investment banking firm of the Company or any such holder chosen by the first two such firms.

                  "GAAP" shall mean generally accepted accounting principles, consistently applied throughout the specified period.

                  "Governmental Authority" shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory, monetary or administrative powers or functions of or pertaining to government.

                  "Holder" shall mean any Person who acquires Warrants or Warrant Stock pursuant to the provisions of this Agreement, including any transferees of Warrants or Warrant Stock; provided, however, that a holder of Warrant Stock purchased pursuant to an effective registration statement or pursuant to Rule 144 shall not be deemed a Holder.

                  "include" and "including" shall be construed as if followed by the phrase "without being limited to".

                  "Initial Date" shall have the meaning assigned in such term in
Section 6.02 hereof.

                  "Investor" shall have the meaning assigned to such term in the preamble of this Agreement.

                  "Letter Agreement" shall have the meaning assigned to such term in the preamble of this Agreement.

                  "Lien" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

                  "Market Price" shall mean, on any date specified herein, (a) with respect to Common Stock or Voting Common Stock (or equivalent equity interests) of an Acquiring Person or its Parent, the amount per share equal to
(i) the last sale price of shares of such security, regular way, on such date or, if no such sale takes place on such date, the average of the closing bid and asked prices thereof on such date, in each case as officially reported on the principal national securities exchange on which the same are then listed or admitted to trading, or (ii) if no shares of such security are then listed or admitted to trading on any national securities exchange, the last reported sale price as officially reported by the Nasdaq National Market System or, (iii) if not quoted on the Nasdaq National Market System, the average closing bid and asked prices as furnished by the NASD through the Nasdaq National Market System or similar organization if the NASDAQ is no longer reporting such information, or (iv) if no closing bid and asked prices thereof are then so quoted or published in the over-the-counter market, the Fair Value thereof as of a date which is within 15 days of the date as of which the determination is to be made; and (b) with respect to any other securities, the Fair Value thereof as of a date which is within 15 days of the date as of which the determination is to be made.

                  "NASD" shall mean the National Association of Securities Dealers.

                  "NASDAQ" shall mean the National Association of Securities Dealers automated quotation system.

                  "Option Plan" shall mean the Company's 1994 Stock Option Plan.

                  "Options" shall mean all rights, options or warrants to subscribe for, purchase or otherwise acquire either Additional Shares of Common Stock or Convertible Securities.

                  "Other Equity Documents" shall mean the Option Plan, the certificate of incorporation of the Company, the by-laws of the Company, the Rights Agreement and any other instrument or document of organization or governance of the Company.

                  "Other Securities" shall mean any stock (other than Common Stock) and other securities of the Company or any other Person (corporate or otherwise) which the holders of the Warrants at any time shall be entitled to receive, or shall have received, upon the exercise of the Warrants, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 6.08 or otherwise.

                  "Parent" as to any Acquiring Person, any corporation which (a) controls the Acquiring Person directly or indirectly through one or more intermediaries, (b) is required to include the Acquiring Person in its consolidated financial statements under GAAP and (c) is not itself included in the consolidated financial statements of any other Person (other than its consolidated subsidiaries).

                  "Person" shall mean any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

                  "Registration Rights Agreement" shall mean the Registration Rights Agreement dated as of the date hereof between the Company and the Investor.

                  "Requisite Holders of Warrants" shall mean the holders of at least a majority of all the Warrants at the time outstanding determined on the basis of the number of shares of Warrant Stock or Other Securities deliverable upon exercise thereof; provided, that Warrants held by the Company or any of its Subsidiaries shall be excluded from both the numerator and denominator of any calculation of the Requisite Holders of Warrants.

                  "Restricted Certificate" shall mean a certificate for Warrant Stock or Warrants bearing or required to bear the restrictive legend set forth in Section 4.03.

                  "Restricted Securities" shall mean Restricted Warrant Stock and Restricted Warrants.

                  "Restricted Warrant Stock" shall mean Warrant Stock evidenced by a Restricted Certificate.

                  "Restricted Warrants" shall mean Warrants evidenced by a Restricted Certificate.

                  "Rights Agreement" shall mean the Rights Agreement dated as of February 20, 1997 between the Company and American Securities Transfer & Trust, Inc., as amended.

                  "Rule 144" shall mean Rule 144 promulgated by the Commission under the Securities Act (or any successor or similar rule then in force).

                  "Rule 144A" shall mean Rule 144A promulgated by the Commission under the Securities Act (or any successor or similar rule then in force).

                  "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                  "Senior Secured Note" shall have the meaning assigned to such term in the preamble of this Agreement.

                  "Shareholder" shall mean any Person who directly or indirectly owns any shares of Common Stock (including Warrant Stock).

                  "Subsidiary" of a Person means (a) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (b) any company, partnership, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a direct or indirect Subsidiary of the Company.

                  "Voting Common Stock" shall mean, with respect to any corporation, association or other business entity, stock of any class or classes (or equivalent interest), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of a majority of the directors (or persons performing similar functions) of such corporation, association or business entity, even if the right so to vote has been suspended by the happening of such a contingency.

                  "Warrant Stock" shall mean all shares of Common Stock issuable from time to time upon exercise of the Warrant.

                  "Warrant" and "Warrants" shall mean Warrant No. Wex-1 originally issued by the Company to the Investor on December 2, 1997, evidencing rights to purchase up to an aggregate of 3,000,000 shares of Warrant Stock and other securities, cash or other property as shall result from the adjustment specified in Section 6, and all Warrants issued upon transfer, division or combination of, or in substitution for, any thereof.

                  1.02 Accounting Terms and Determinations. Except as otherwise may be expressly provided herein, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to any Holder of Warrant shall be prepared, in accordance with GAAP. All calculations made for the purposes of determining compliance with the terms of this Agreement shall (except as otherwise may be expressly provided herein) be made by application of GAAP.

                  SECTION 2.  Purchase and Sale of Warrant.

                  2.01 Authorization and Issuance of Warrant Stock and Warrant. On or prior to December 2, 1997, the Company authorized: (a) the issuance of the Warrant evidenced by Warrant Certificate No. Wex-1, a copy of which is attached hereto as Exhibit A; and (b) the issuance of such number of shares of Common Stock as shall be necessary to permit the Company to comply with its obligations to issue shares of Warrant Stock pursuant to the Warrant.

                  2.02 Issuance of the Warrant. (a) On December 2, 1997, in consideration of the purchase by the Investor of the Senior Secured Note and the Additional Financing:

                  (i)      the Company issued to the Investor the Warrant; and

                  (ii) the Company delivered to the Investor Warrant Certificate No. Wex-1, registered in the name of the Investor.

                  (b) On the date hereof, the Company shall deliver to the Investor a legal opinion from counsel to the Company in form and substance satisfactory to the Investor.

                  2.03  Securities  Act  Compliance;  Brokers.  (a) The Investor
understands that the Company has not registered the Warrant or the Warrant Stock under the Securities Act or applicable state securities laws, and the Investor agrees that neither the Warrant nor the Warrant Stock shall be sold or transferred or offered for sale or transfer without registration or qualification under the Securities Act or applicable state securities laws or the availability of an exemption therefrom, all as more fully provided in
Section 4.

                  (b) The Investor purchased the Warrant for its own account for investment and not with a view to the distribution of the Warrant or any part thereof, it being understood that the right to dispose of the Warrant shall be entirely within the discretion of the Investor. Nothing in this paragraph (b) is meant to limit or restrict the rights granted to the Investor under the Registration Rights Agreement.

                  (c) The Investor is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

                  (d) All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Investor directly with the Company without the intervention of any Person on behalf of the Investor in such manner as to give rise to any valid claim by any Person against the Company for a finder's fee, brokerage commission or similar payment.

                  SECTION  3.   Representations  and  Warranties.   The  Company
represents and warrants as follows:

                  3.01 Existence; Qualification. The Company is duly organized, validly existing and in good standing under the laws of the State of Colorado. The Company is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the Company, and has all requisite corporate power and authority to transact its business as now conducted in all such jurisdictions.

                  3.02 No Breach. The execution, delivery and performance of this Agreement, the Warrant and the Registration Rights Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby will not (a) violate the articles of incorporation or by-laws or any other instrument or document of organization or governance of the Company, (b) violate, or result in a breach of or default under, any other material instrument or agreement to which the Company is a party or is bound, (c) violate any judgment, order, injunction, decree or award against or binding upon the Company, (d) result in the creation of any material Lien upon any of the properties or assets of the Company (other than as contemplated by the Senior Secured Note or the Additional Financing), or (e) violate any law, rule or regulation applicable to the Company.

                  3.03 Corporate Action. The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Warrant and the Registration Rights Agreement; the execution, delivery and performance by the Company of this Agreement, the Warrant and the Registration Rights Agreement have been duly authorized by all necessary action (including all Shareholder action) on the part of the Company; this Agreement, the Warrant and the Registration Rights Agreement have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms; the shares of Warrant Stock covered by the Warrant have been duly and validly authorized and reserved for issuance and shall, when paid for, issued and delivered in accordance with the Warrant, be duly and validly issued, fully paid and nonassessable and free and clear of any Liens; and none of the Warrant Stock issued pursuant to the terms hereof will be in violation of any preemptive rights of any Shareholder.

                  3.04 Approvals. Except in connection with the registration rights provided for pursuant to the terms of the Registration Rights Agreement, no authorizations, approvals or consents of, and no filings or registrations with, any Governmental Authority or any other Person are necessary for the execution, delivery or performance by the Company of this Agreement, the Warrant or the Registration Rights Agreement or for the validity or enforceability hereof or thereof. Any such action required to be taken as a condition to the execution and delivery of this Agreement or the Registration Rights Agreement, or the execution, issuance and delivery of the Warrant, has been duly taken by all such Governmental Authorities or other Persons, as the case may be.

                  3.05 Investment Company Act. The Company is not an "investment company", or a company "controlled by" an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

                  3.06  Capitalization.

                  (a) On the date hereof, the total number of shares of Common Stock that the Company has authority to issue is 40,000,000 of which 9,233,563 are outstanding. Upon the issuance of the Warrant under this Agreement, other than the Warrant, and other than as set forth in Schedule 3.06 attached hereto, the Company shall not have outstanding any Convertible Securities or Options exercisable or convertible into or exchangeable for any interests or other equity rights of the Company, nor shall it have outstanding any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, any interests or equity rights of the Company or Convertible Securities exercisable or convertible into or exchangeable for any interests or equity rights of the Company.

                  (b) Except as set forth in Schedule 3.06 attached hereto, other than this Agreement and the Registration Rights Agreement, there is not in effect on the date hereof any agreement by the Company pursuant to which any holders of securities of the Company have a right to cause the Company to register such securities under the Securities Act or any agreement to which the Company or (to its knowledge) any of its Shareholders is a party relating to the voting, transfer or sale of such securities.

                  (c) There is not in effect on the date hereof any agreement by the Company or any of its Shareholders which (i) restricts the transferability of the Warrant and/or the Warrant Stock (whether or not in connection with a transfer of the Senior Secured Note or any note or other instrument issued in connection with the Additional Financing), except as provided in Sections 4 and 5, (ii) restricts the transferability of the right of the Holder in this Agreement to any transferee of all or a portion of the Holder's Warrant and/or Warrant Stock, or (iii) requires any consent or other approval of any Person to the exercise of the Warrant by the Holder or the issuance of Warrant Stock upon such exercise.

                  3.07  Private Offering.

                  (a) Based on the representations of the Investor in Sections 2.03(a)-(c) hereof, the issuance and sale of the Warrant to the Investor hereunder were exempt from the registration and prospectus delivery requirements of the Securities Act.

                  (b) All equity interests of the Company heretofore issued and sold by the Company were issued and sold in accordance with, or were exempt from, the registration and prospectus delivery requirements of the Securities Act.

                  3.08  Litigation.

                  There is no action, suit, proceeding or investigation pending or, to the best of the Company's knowledge after due inquiry, threatened against the Company before any Governmental Authority seeking to enjoin the transactions contemplated by this Agreement or the Warrant.

                  3.09 Rights Agreement. Neither the ownership nor exercise of the Warrant or any portion thereof by the Investor or any Holder will result in a "Distribution Date" or a "Triggering Event" (as defined in the Rights Agreement), or in the Investor or such Holder being deemed an "Acquiring Person" under the Rights Agreement.

                  3.10 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company directly with the Investor without the intervention of any Person on behalf of the Company in such manner as to give rise to any valid claim by any Person against the Investor or the Holder for a finder's fee, brokerage commission or similar payment.

                  SECTION 4.  Restrictions on Transferability.

                  4.01  Transfers  Generally.  Except as  otherwise  provided in
Section 5, the Restricted Securities shall be transferable only upon the conditions specified in this Section 4 and in the Registration Rights Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act and applicable state securities laws in respect of the transfer of any Restricted Securities.

                  4.02 Transfers of Restricted Securities Pursuant to Registration Statements, Rule 144 and Rule 144A. The Restricted Securities may be offered or sold by the Holder thereof pursuant to (a) an effective registration statement under the Securities Act, (b) to the extent applicable, Rule 144 or Rule 144A or (c) any other legally available means of transfer; provided, that the Holder receives an opinion of counsel to the effect that the proposed transfer may legally be effected without registration of such Registrable Securities under the Securities Act.

                  4.03 Restrictive Legends. Unless and until otherwise permitted by this Section 4, each certificate for any Warrants issued to any subsequent transferee of Warrant Certificate No. Wex-1, each certificate for any Warrant Stock issued upon exercise of any Warrant and each certificate for any Warrant Stock issued to any subsequent transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the following form:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY, SUCH SECURITIES MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

                  4.04 Termination of Restrictions. All of the restrictions imposed by this Section 4 upon the transferability of the Restricted Securities shall cease and terminate as to any particular Restricted Security when such Restricted Security shall have been effectively registered under the Securities Act and applicable state securities laws and sold by the Holder thereof in accordance with such registration or sold under and pursuant to Rule 144 or is eligible to be sold under and pursuant to paragraph (k) of Rule 144. Whenever the restrictions imposed by this Section 4 shall terminate as to any Restricted Security as hereinabove provided, the Holder thereof shall be entitled to receive from the Company, without expense, a new certificate evidencing such Restricted Security not bearing the restrictive legend otherwise required to be borne by a certificate evidencing such Restricted Security.

                  SECTION 5.  Dispositions of Securities.

                  5.01 Dispositions of Securities.

                  (a) Notwithstanding anything herein in this Agreement or the Warrant to the contrary, but subject to compliance with the Securities Act, applicable state securities laws and the requirement as to placement of a legend on certificates for Restricted Securities specified in Section 4.03, the Warrant and all rights thereunder are transferable (subject to any restrictive legends thereon), in whole or in part at any time after December 17, 1997, upon surrender of the Warrant to the Company, together with a written assignment of the Warrant duly executed by the Holder thereof or such Holder's agent or attorney. Such written assignment shall be in the form of the Assignment Form attached as Annex 1 hereto. Upon such surrender, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and the original Warrant shall promptly be canceled.

                  (b) The Warrant may be exchanged for other Warrants of the same series upon presentation to the Company, together with a written notice specifying the denominations in which new Warrants are to be issued, signed by the Holder thereof. The Company shall execute and deliver a new Warrant or Warrants to the Holder in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. The Company shall pay all expenses, taxes (including transfer taxes) and other charges payable in connection with the preparation, issuance and delivery of the Warrants, including any transfer or exchange thereof.

                  (c) The Company shall maintain books for the registration and transfer of the Warrants, and shall allow each Holder of Warrants to inspect such books at such reasonable times as such Holder shall request.

                  SECTION  6.   Adjustments   of  Warrant  Stock  Issuable  Upon
Exercise.

                  6.01 Number of Shares; Exercise Price. The number of shares of Warrant Stock which a Holder of Warrants shall be entitled to receive upon each exercise thereof shall be determined by multiplying the number of shares of

Warrant Stock which would otherwise (but for the provisions of this Section 6) be issuable upon such exercise, as designated by the Holder thereof in its Exercise Notice, by a fraction of which (i) the numerator is $3.00 and (ii) the denominator is the Exercise Price in effect on the date of such exercise. The "Exercise Price" shall initially be $3.00 per share, shall be adjusted and readjusted from time to time as provided in this Section 6 and, as so adjusted or readjusted, shall remain in effect until a further adjustment or readjustment thereof is required by this Section 6.

                  6.02  Adjustment of Exercise Price.

                  (a) Issuance of Additional Shares of Common Stock. In case the Company, at any time or from time to time after December 2, 1997 (the "Initial Date"), shall issue or sell Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 6.03 or 6.04) without consideration or for a consideration per share less than the Base Price in effect, in each case, on the date of and immediately prior to such issue or sale, then, and in each such case,

                  (i) in the event that the number of shares to be so issued or sold, together with all other Additional Shares of Common Stock issued or sold or deemed issued by the Company subsequent to the Initial Date for a consideration per share less than the Base Price (collectively, the "Below Base Price Shares") is less than 250,000, such Exercise Price shall be reduced, concurrently with such issue or sale, to a price (calculated to the nearest .001 of a cent) determined by multiplying such Exercise Price by a fraction,

                  (A) the numerator of which shall be (x) the number of shares of Common Stock outstanding immediately prior to such issue or sale plus (y) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such Additional Shares of Common Stock so issued or sold would purchase at the Base Price, and

                  (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such issue or sale, and

                  (ii) in the event that the number of Below Base Price Shares issued or sold subsequent to the Initial Date is equal to or greater than 250,000, the Exercise Price shall be reduced to an amount equal to the lowest consideration per share (as determined under Section 6.06) received by the Company for any such issue or sale, provided that, for the purposes of this Section 6.02(a), immediately after any Additional Shares of Common Stock are deemed to have been issued pursuant to
Section 6.03 or 6.04, such Additional Shares shall be deemed to be outstanding, and treasury shares shall not be deemed to be outstanding.

                  (b) Dividends and Distributions. In case the Company at any time or from time to time after the Initial Date shall declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of other or additional stock or other securities or property or Options by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement) on any Common Stock, other than a dividend payable in Additional Shares of Common Stock or in Options for Common Stock, then, unless the Company permits the Holders to participate in such dividend or distribution based on the number of shares of Warrant Stock then underlying each

Warrant, the Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of any class of securities entitled to receive such dividend or distribution shall be reduced, effective as of the close of business on such record date, to a price (calculated to the nearest .001 of a cent) determined by multiplying such Exercise Price by a fraction,

                  (A) the numerator of which shall be the Current Market Price in effect on such record date or, if the Common Stock trades on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading, less the value of such dividend or distribution applicable to one share of Common Stock, and

                  (B) the  denominator  of which  shall be such  Current  Market
Price.

                  6.03 Treatment of Options and Convertible Securities. In case the Company at any time or from time to time after the Initial Date shall issue, sell, grant or assume, or shall fix a record date for the determination of holders of any class of securities entitled to receive, any Options or Convertible Securities, then, and in each such case, the maximum number of Additional Shares of Common Stock (as set forth in the instrument relating thereto, without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be issued for purposes of
Section 6.02 as of the time of such issue, sale, grant or assumption or, in case such a record date shall have been fixed, as of the close of business on such record date (or, if the Common Stock trades on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading), provided that such Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 6.05) of such shares would be less than the Base Price in effect, in each case, on the date of and immediately prior to such issue, sale, grant or assumption or immediately prior to the close of business on such record date (or, if the Common Stock trades on an ex-dividend basis, on the date prior to the commencement of ex-dividend trading), as the case may be, and provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued,

                  (a) no further adjustment of the Exercise Price shall be made upon the subsequent issue or sale of Additional Shares of Common Stock or Convertible Securities upon the exercise of such Options or the conversion or exchange of such Convertible Securities;

                  (b) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of Additional Shares of Common Stock issuable, upon the exercise, conversion or exchange thereof (by change of rate or otherwise), the Exercise Price computed upon the original issue, sale, grant or assumption thereof (or upon the occurrence of the record date, or date prior to the commencement of ex-dividend trading, as the case may be, with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options, or the rights of conversion or exchange under such Convertible Securities, which are outstanding at such time;

                  (c) upon the expiration of any such Options or of the rights of conversion or exchange under any such Convertible Securities which shall not have been exercised (or upon purchase by the Company and cancellation or retirement of any such Options which shall not have been exercised or of any such Convertible Securities the rights of conversion or exchange under which shall not have been exercised), the Exercise Price computed upon the original issue, sale, grant or assumption thereof (or upon the occurrence of the record date, or date prior to the commencement of ex-dividend trading, as the case may be, with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration (or such cancellation or retirement, as the case may be), be recomputed as if:

                           (i) in the case of  Options  for  Common  Stock or of
                  Convertible Securities, the only Additional Shares of Common Stock issued or sold were the Additional Shares of Common Stock, if any, actually issued or sold upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was (x) an amount equal to (1) the consideration actually received by the Company for the issue, sale, grant or assumption of all such Options, whether or not exercised, plus (2) the consideration actually received by the Company upon such exercise, minus (3) the consideration paid by the Company for any purchase of such Options which were not exercised, or (y) an amount equal to
                  (1) the consideration actually received by the Company for the issue, sale, grant or assumption of all such Convertible Securities which were actually converted or exchanged, plus
                  (2) the additional consideration, if any, actually received by the Company upon such conversion or exchange, minus (3) the consideration paid by the Company for any purchase of such Convertible Securities the rights of conversion or exchange under which were not exercised, and

                           (ii) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued or sold upon the exercise of such Options were issued at the time of the issue, sale, grant or assumption of such Options, and the consideration received by the Company for the Additional Shares of Common Stock deemed to have then been issued was an amount equal to (x) the consideration actually received by the Company for the issue, sale, grant or assumption of all such Options, whether or not exercised, plus
                  (y) the consideration deemed to have been received by the Company (pursuant to Section 6.05) upon the issue or sale of the Convertible Securities with respect to which such Options were actually exercised, minus (z) the consideration paid by the Company for any purchase of such Options which were not exercised;

                  (d) no readjustment pursuant to subdivision (b) or (c) above shall have the effect of increasing the Exercise Price by an amount in excess of the amount of the adjustment thereof originally made in respect of the issue, sale, grant or assumption of such Options or Convertible Securities; and

                  (e) in the case of any such Options which expire by their terms not more than 30 days after the date of issue, sale, grant or assumption thereof, no adjustment of the Exercise Price shall be made until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the manner provided in subdivision (c) above.

                  In case at any time after the Initial Date the Company shall be required to increase the number of Additional Shares of Common Stock subject to any Option or into which any Convertible Securities are convertible or exchangeable pursuant to the operation of anti-dilution provisions applicable thereto, such Additional Shares shall be deemed to be issued for purposes of
Section 6.02 as of the time of such increase.

                  6.04 Treatment of Stock Dividends, etc. In case the Company at any time or from time to time after the Initial Date shall declare or pay any dividend or other distribution on any class of stock of the Company payable in Common Stock, then, and in each such case, Additional Shares of Common Stock shall be deemed to have been issued immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend; provided, however, that no Additional Shares of Common Stock shall be deemed to have been issued in the case of any such dividend if the Company shall have declared such dividend payable, and paid such dividend, with respect to all shares of Warrant Stock then underlying the Warrants.

                  6.05  Computation of  Consideration.  For the purposes of this
Section 6:

                  (a) The consideration for the issue or sale of any Additional Shares of Common Stock or for the issue, sale, grant or assumption of any Options or Convertible Securities, irrespective of the accounting treatment of such consideration, shall

                      (i) insofar as it consists of cash, be computed at the amount of cash received by the Company, after deducting any expenses paid or incurred by the Company or any commissions or compensation paid or concessions or discounts allowed to underwriters, dealers or others performing similar services and any accrued interest or dividends in connection with such issue or sale,

                      (ii) insofar as it consists of consideration (including securities) other than cash, be computed at the Fair Value thereof at the time of such issue or sale, after deducting any expenses paid or incurred by the Company for any commissions or compensation paid or concessions or discounts allowed to underwriters, dealers or others performing similar services and any accrued interest or dividends in connection with such issue or sale, and

                     (iii) in case Additional  Shares of Common Stock are issued or sold or Convertible Securities are issued, sold, granted or assumed together with other stock or securities or other assets of the Company for a consideration which covers both, be the proportion of such consideration so received, computed as provided in subdivisions (i) and (ii) above, allocable to such Additional Shares of Common Stock or Convertible Securities, as the case may be.

                  (b) Subject to the proviso contained in Section 6.04, all Additional Shares of Common Stock, Options or Convertible Securities issued in payment of any dividend or other distribution on any class of stock of the Company shall be deemed to have been issued without consideration.

                  (c) Additional Shares of Common Stock deemed to have been issued for consideration pursuant to Section 6.03, relating to Options and Convertible Securities, shall be deemed to have been issued for a consideration per share determined by dividing

                           (i) the total amount, if any, received and receivable
                  by the Company as consideration for the issue, sale, grant or assumption of the Options or Convertible Securities in question, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise in full of such Options or the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, in each case computing such consideration as provided in the foregoing subdivision (a), by

                      (ii) the maximum  number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

                  (d) Additional Shares of Common Stock issued or deemed to have been issued pursuant to the operation of anti-dilution provisions applicable to Convertible Securities, Options or other securities of the Company (either as a result of the adjustments provided for by the Warrants or otherwise) shall be deemed to have been issued without consideration.

                  6.06 Adjustments for Combinations, Subdivisions, etc. In case the outstanding shares of Common Stock shall be combined or consolidated into a lesser number of shares of Common Stock (by reclassification or otherwise) or shall be subdivided into a greater number of shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock), the Exercise Price in effect immediately prior to such combination or consolidation or subdivision shall, concurrently with the effectiveness of such combination or consolidation or subdivision, be proportionately increased or decreased, as the case may be.

                  6.07 Dilution in Case of Other Securities. In case any Other Securities shall be issued or sold or shall become subject to issue or sale upon the conversion or exchange of any stock (or Other Securities) of the Company (or any issuer of Other Securities or any other Person referred to in Section 6.08) or to subscription, purchase or other acquisition pursuant to any Options issued or granted by the Company (or any such other issuer or Person) for a consideration such as to dilute, on a basis consistent with the standards established in the other provisions of this Section 6, the purchase rights granted by the Warrants, then, and in each such case, the computations, adjustments and readjustments provided for in this Section 6 with respect to the Exercise Price shall be made as nearly as possible in the manner so provided and applied to determine the amount of Other Securities from time to time receivable upon the exercise of the Warrants, so as to protect the holders of the Warrants against the effect of such dilution.

                  6.08 Consolidation, Merger, Sale of Assets, Reorganization etc. (a) General Provisions. In case the Company, after the Initial Date, (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) shall permit any other Person to consolidate with or merge into the Company and the Company shall be the continuing or surviving Person but, in connection with such consolidation or merger, Common Stock or Other Securities shall be changed into or exchanged for cash, stock or other securities of any Person or any other property, or (iii) shall transfer all or substantially all of its properties and assets to any other Person, or (iv) shall effect a capital reorganization or reclassification of Common Stock or Other Securities (other than a capital reorganization or reclassification resulting in the issue of Additional Shares of Common Stock for which adjustment in the Exercise Price is provided in
Section 6.02(a) or 6.02(b)), then, and in the case of each such transaction, the Company shall give written notice thereof to each Holder of Warrants not less than 45 days prior to the consummation thereof and proper provision shall be made so that, upon the basis and the terms and in the manner provided in this
Section 6.08, each Holder of Warrants, upon the exercise thereof at any time after the consummation of such transaction, shall be entitled to receive, at the aggregate Exercise Price in effect at the time of such consummation for all Common Stock (or Other Securities) issuable upon such exercise immediately prior to such consummation, in lieu of the Common Stock (or Other Securities) issuable upon such exercise prior to such consummation, the following:

         the highest amount of cash, securities or other property to which such Holder would actually have been entitled as a shareholder upon such consummation if such Holder had exercised such Warrants immediately prior thereto, subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the adjustments provided for in this Section 6, provided that if a purchase, tender or exchange offer shall have been made to and accepted by the holders of Common Stock under circumstances in which, upon completion of such purchase, tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(l) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Common Stock, and if any Holder of Warrants so designates in such notice given to the Company, such Holder shall be entitled to receive the highest amount of cash, securities or other property to which such Holder would actually have been entitled as a shareholder if such Holder had exercised its Warrants prior to the expiration of such purchase, tender or exchange offer, accepted such offer and all of the Common Stock held by such Holder had been purchased pursuant to such purchase, tender or exchange offer, subject to adjustments (from and after the consummation of such purchase, tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this
         Section 6; provided that, if any of the transactions described in subdivisions (i) through (iv) of this Section 6.08(a) involve the issuance of Voting Common Stock, the Company shall not effect any of such transactions unless, immediately after the date of the consummation of such transaction, the Acquiring Person or its Parent is required to file, by virtue of having an outstanding class of Voting Common Stock (or equivalent equity interests), reports with the Commission pursuant to section 13 or section 15(d) of the Exchange Act, and such Voting Stock (or equivalent equity interest) is listed or admitted to trading on a national securities exchange or is included for trading on the NASDAQ National Market or Small Cap Market.

                  (b) Assumption of Obligations. Notwithstanding anything contained in this Agreement to the contrary, the Company will not effect any of the transactions described in subdivisions (i) through (iv) of Section 6.08(a) unless, prior to the consummation thereof, each Person (other than the Company) which may be required to deliver any cash, stock or other securities or other property upon the exercise of any Warrants as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of such Warrants, (i) the obligations of the Company under this Agreement (and if the Company shall survive the consummation of such transaction, such assumption shall be in addition to, and shall not release the Company from, any continuing obligations of the Company under this Agreement) and (ii) the obligation to deliver to such holder such cash, stock or other securities or other property as, in accordance with the foregoing provisions of this Section 6.08, such Holder may be entitled to receive.

                  6.09 Other Dilutive Events. In case any event shall occur as to which the provisions of this Section 6 is not strictly applicable but the failure to make any adjustment would not fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principles of this Section 6, then, in each such case, an adjustment on a basis consistent with the essential intent and principles established in this Section 6, necessary to preserve, without dilution, the purchase rights represented by the Warrants shall be made.

                  6.10 No Dilution or Impairment. The Company will not, by amendment of its articles of incorporation or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of Warrants against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) will not permit the par value of any shares of stock receivable upon the exercise of Warrants to exceed the amount payable therefor upon such exercise, and, if the Exercise Price in effect at any time shall be reduced to such par value, the Company will promptly cause the par value of such shares to be reduced to $0.01, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of stock upon the exercise of all of the Warrants from time to time outstanding, (c) will not take any action which results in any adjustment of the Exercise Price if the total number of shares of Common Stock (or Other Securities) issuable after the action upon the exercise of all of the Warrants would exceed the total number of shares of Common Stock (or Other Securities) then authorized by the Company's certificate of incorporation and available for the purpose of issue upon such exercise, (d) will not issue any capital stock of any class which has the right to more than one vote per share and (e) will not issue any security other than Common Stock unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value or a sum determined by reference to a formula based on a published index of interest rates, an interest rate publicly announced by a financial institution or a similar indicator of interest rates in respect of interest or participation in dividends and to a fixed sum or percentage of par value as principal or in any distribution of assets.

                  6.11 Accountants' Report as to Adjustments. In each case of any adjustment or readjustment in the shares of Warrant Stock (or Other
Securities) issuable upon the exercise of the Warrants, the Company at its expense will promptly compute such adjustment or readjustment in accordance with the terms of the Warrants and cause independent public accountants of recognized national standing selected by the Company (which may be the regular auditors of the Company) to verify such computation and prepare a report setting forth such adjustment or readjustment and showing in reasonable detail the method of calculation thereof and the facts upon which such adjustment or readjustment is based, including without limitation a statement of (a) the consideration received or to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued, (b) the number of shares of Common Stock outstanding or deemed to be outstanding, and (c) the Exercise Price in effect immediately prior to such issue or sale and as adjusted and readjusted on account thereof. The Company will forthwith mail a copy of each such report to each holder of a Warrant and will, upon the written request at any time of any Holder of a Warrant, furnish to such Holder a like report setting forth the Exercise Price at the time in effect and showing in reasonable detail how it was calculated. The Company will also keep copies of all such reports at its principal office and will cause the same to be available for inspection at such office during normal business hours by any Holder of a Warrant or any prospective purchaser of a Warrant designated by the Holder thereof.

                  6.12  Notices of Corporate Action.  In the event of

                  (a) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

                  (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger involving the Company and any other Person or any transfer of all or substantially all the assets of the Company to any other Person, or

                  (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company, the Company will mail to each Holder of a Warrant a notice specifying (i) the date or expected date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right, and (ii) the date or expected date on which any such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place and the time, if any such time is to be fixed, as of which the holders of record of Common Stock (or Other Securities) shall be entitled to exchange their shares of Common Stock (or Other Securities) for the securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least 20 days prior to the date therein specified, in the case of any date referred to in the foregoing subdivision (i), and at least 45 days prior to the date therein specified, in the case of the date referred to in the foregoing subdivision (ii).

                  SECTION 7.  Holders' Rights.

                  7.01 Delivery Expenses. If any Holder surrenders any certificate for Warrants or Warrant Stock to the Company or a transfer agent of the Company for exchange for instruments of other denominations or registered in another name or names, the Company shall cause such new instruments to be issued and shall pay the cost of delivering to or from the office of such Holder from or to the Company or its transfer agent, duly insured, the surrendered instrument and any new instruments issued in substitution or replacement for the surrendered instrument.

                   7.02 Taxes. The Company shall pay all taxes (other than federal, state or local income taxes) which may be payable in connection with the execution and delivery of this Agreement or the issuance of the Warrants and Warrant Stock hereunder or in connection with any modification of this Agreement or the Warrants and shall hold each Holder harmless without limitation as to time against any and all liabilities with respect to all such taxes. The obligations of the Company under this Section 7.02 shall survive any redemption, repurchase or acquisition of Warrants or Warrant Stock by the Company, any termination of this Agreement, and any cancellation or termination of the Warrants.

                  7.03 Replacement of Instruments. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any certificate or instrument evidencing any Warrants or Warrant Stock, and

                  (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that, if the Company's Common Stock is not at the time publicly traded and the owner of the same is Investor or an institutional lender or investor, its own agreement of indemnity shall be deemed to be satisfactory), or

                  (b) in the case of mutilation, upon surrender or cancellation thereof, the Company, at its expense, shall execute, register and deliver, in lieu thereof, a new certificate or instrument for (or covering the purchase of) an equal number of Warrants or Warrant Stock.

                  7.04 Indemnification. The Company shall indemnify and hold harmless each of the Investor and the Holders and each of their respective directors, officers, employees, shareholders, members, Affiliates and agents (each, an "indemnified person") on demand from and against any and all losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) and expenses that arise out of, result from, or in any way relate to, this Agreement or the Warrants or Warrant Stock, or in connection with the other transactions contemplated hereby and thereby, other than such losses, claims, damages, liabilities and expenses relating to the value of the Warrants or Warrant Stock or other securities issued to the Investor or the Holders in connection with this Agreement, the Warrants or the Warrant Stock or the other transactions contemplated hereby or thereby unless such losses, claims, damages, liabilities, and expenses are directly related to a breach by the Company of this Agreement or other agreements entered into in connection with the other transactions contemplated hereby or thereby, and to reimburse each indemnified person, upon its demand, for any legal or other expenses incurred in connection with investigating, de- fending or participating in the defense of any such loss, claim, damage, liability, action or other proceeding (whether or not such indemnified person is a party to any action or proceeding out of which any such expenses arise), other than any of the foregoing claimed by any indemnified person to the extent there has been a final judicial determination not subject to appeal that it was incurred by reason of the gross negligence or willful misconduct of such indemnified person. No indemnified person shall be responsible or liable to either the Company or any other Person for any damages which may be alleged as a result of or relating to this Agreement or the Warrants or Warrant Stock (other than in connection with a breach of this Agreement), or in connection with the other transactions contemplated hereby and thereby other than any of the foregoing claimed by any indemnified person to the extent there has been a final judicial determination not subject to appeal that it was incurred by reason of the gross negligence or willful misconduct of such indemnified person.

                  7.05 Inspection Rights. From and after the date hereof, the Company shall afford any Holder or its authorized agents, access, at reasonable times, upon reasonable prior notice, (i) to inspect the books and records of the Company, (ii) to discuss with management of the Company the business and affairs of the Company and (iii) to inspect the properties of the Company.

                  SECTION 8. Other Covenants of Company. The Company agrees with each Holder that, so long as any of the Warrants and/or Warrant Stock shall be outstanding:

                  8.01 Availability of Information. The Company will cooperate with each holder of any Restricted Securities in supplying such information as may be necessary for such holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Restricted Securities. The Company will furnish to each holder of any Warrants, promptly upon their becoming available, copies of all financial statements, reports, notices and proxy statements sent or made available generally by the Company to its stockholders, and copies of all regular and periodic reports and all registration statements and prospectuses filed by the Company with the NASD, any securities exchange or with the Commission.

                  8.02 Repurchases and Redemption. Except as otherwise specifically provided herein, and other than repurchases or redemptions of shares of Common Stock from management pursuant to the terms set forth in Annex 2 hereto, the Company shall not effect any repurchase or redemption of shares of Common Stock, or Options or Convertible Securities (other than pursuant to their respective terms), and shall cause its Subsidiaries not to effect any repurchase or redemption of shares of Common Stock, or Options or Convertible Securities (other than pursuant to their respective terms), from any Shareholder or holder of Options or Convertible Securities, without the prior written consent of the Requisite Holders of Warrants.

                  8.03 Transactions with Affiliates. Except as expressly permitted by this Agreement, the Company shall not, nor shall it permit its Subsidiaries to, directly or indirectly, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with or for the benefit of, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favorable to the Company or such Subsidiary than could be obtained on an arm's-length basis from unrelated third parties, (b) transactions between or among the Company and its wholly-owned Subsidiaries not involving any other Affiliate and (c) any transactions or arrangements existing on the date hereof.

                  8.04 Restrictions on Performance. The Company shall not at any time after the Initial Date enter into an agreement or other instrument limiting in any manner its ability to perform its obligations under this Agreement or the Warrants, or making such performance or the issuance of Warrant Stock upon the exercise of any Warrant a default under any such agreement or instrument other than the Senior Secured Note or any other instrument issued by the Company in the Additional Financing.

                  8.05 Modification of Other Equity Documents. The Company shall not amend or consent to any modification, supplement or waiver of any provision of any Other Equity Documents in any manner which would have an adverse effect on the Holders, in each case without the prior written consent of the Requisite Holders of Warrants. Without limiting the generality of the foregoing, the Company shall not amend, or consent to any modification, supplement or waiver of any provision of any Other Equity Documents in a way which would (i) restrict the transferability of the Warrants and the Warrant Stock, (ii) restrict the transferability of the rights of any Holder in this Agreement to any transferee of all or a portion of such Holder's Warrants and/or Warrant Stock or (iii) require any consent or other approval of any Person to the exercise of the Warrants by any Holder, the issuance of Warrant Stock upon such exercise or the admission of such Holder as a member of the Company upon such exercise. Anything in the Rights Agreement to the contrary notwithstanding, on issuance of shares of Common Stock on exercise of Warrants prior to the redemption or exercise of Rights (as defined in the Rights Agreement), the Company shall issue Rights, or after the Distribution Date (as therein) Rights Certificates, in connection with such exercise.

                  8.06 Ownership of Subsidiaries. The Company will, and will cause each of its Subsidiaries to take such action as will be necessary from time to time to ensure that the Company or a Subsidiary owns 100% of each class of capital stock of each Subsidiary.

                  8.07 Reservation of Stock. etc. The Company will at all times reserve and keep available, solely for issuance and delivery upon exercise of the Warrants, the number of shares of Warrant Stock (or Other Securities) from time to time issuable upon exercise of all Warrants at the time outstanding. All shares of Common Stock (or Other Securities) shall be duly authorized and, when issued upon such exercise, shall be validly issued and, in the case of shares, fully paid and nonassessable with no liability on the part of the holders thereof.

                  8.08 Listing on Securities Exchanges. The Company will list on each national securities exchange on which any Common Stock may at any time be listed, subject to official notice of issuance upon exercise of the Warrants, and will maintain such listing of, all shares of Warrant Stock from time to time issuable upon exercise of the Warrants. The Company will also so list on each national securities exchange, and will maintain such listing of, any Other Securities if at the time any securities of the same class shall be listed on such national securities exchange by the Company.

                  SECTION 9.  Miscellaneous.

                  9.01 Waiver. No failure on the part of any Holder to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement or the Warrants shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement or the Warrant preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

                  9.02  Notices.

                  (a) All notices, requests and other communications provided for herein and the Warrants (including any waivers or consents under this Agreement and the Warrants) shall be given or made in writing,

                  (i)  if to the Company:

                           Frontier Airlines, Inc.
                           12015 East 46th Avenue
                           Denver, Colorado  80239

                           Attention:  Arthur T. Voss, General Counsel
                           Telephone No.:  (303) 371-7400
                           Fax No.:  (303) 371-9669

                  (ii) if to the Investor:

                           Wexford Management LLC
                           411 West Putnam Avenue
                           Greenwich, Connecticut  06830

                           Attention:  Joseph Jacobs, President
                           Telephone No.:  (203) 862-7020
                           Fax No.:  (203) 862-7320

                           and

                           Attention:  Arthur Amron, General Counsel
                           Telephone No.:  (203) 862-7012
                           Fax No.:  (203) 862-7312

                  (iii) if to any other Person who is the registered Holder of any Warrants or Warrant Stock, to the address for such Holder as it appears in the stock or warrant ledger of the Company;

or, in the case of any Holder, at such other address as shall be designated by such party in a notice to the Company; or, in the case of the Company, at such other address as the Company may designate in a notice to the Investor and all other Holders.

                  (b) All such notices, requests and other communications shall be: (i) personally delivered, sent by courier guaranteeing overnight delivery or sent by registered or certified mail, return receipt requested, postage prepaid, in each case given or addressed as aforesaid; and (ii) effective upon receipt.

                  9.03 Expenses, Etc. The Company agrees to pay or reimburse the Investor and, if applicable, the Holders for: (a) all reasonable out-of-pocket costs and expenses of the Investor and the Holders incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and the issuance of Warrants hereunder in accordance with the terms of paragraph 8 of the Senior Secured Note; and (b) all reasonable costs and expenses of the Investor and the Holders (including reasonable legal fees and expenses) in connection with (i) any default by the Company hereunder or under the Warrants or any enforcement proceedings resulting therefrom, and (ii) the enforcement of this Section 9.03.

                  9.04 Amendments, Etc. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or modified only by an instrument in writing signed by the Company and the Requisite Holders of Warrants and, to the extent any such amendment or modification could have an adverse effect on the rights hereunder of the holders of Warrant Stock, a majority of such holders; provided, however, that no such amendment or waiver shall, without the written consent of all Holders of Warrants and Warrant Stock, amend this Section 9.04 or the definition of "Requisite Holders of Warrants".

                  9.05 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns including, without limitation, all Holders of Warrants.

                  9.06 Survival. All representations and warranties made by the Company herein or in any certificate or other instrument delivered by it or on its behalf under this Agreement shall be considered to have been relied upon by the Investor and shall survive the issuance of the Warrants or the Warrant Stock regardless of any investigation made by or on behalf of the Investor. All statements in any such certificate or other instrument so delivered shall constitute representations and warranties by the Company hereunder. All representations and warranties made by the Investor herein shall be considered to have been relied upon by the Company and shall survive the issuance to the Investor of the Warrants or the Warrant Stock regardless of any investigation made by the Company or on its behalf.

                  9.07 Specific Performance. Damages in the event of breach of this Agreement by a Holder or the Company would be difficult, if not impossible, to ascertain, and it is therefore agreed that each Holder and the Company, in addition to and without limiting any other remedy or right it may have, will have the right to an injunction or other equitable relief in any court of competent jurisdiction, enjoining any such breach, and enforcing specifically the terms and provisions hereof, and each Holder and the Company hereby waives any and all defenses it may have on the ground of lack of jurisdiction or competence of the court to grant such an injunction or other equitable relief. The existence of this right will not preclude the Holders or the Company from pursuing any other rights and remedies at law or in equity which the Holders or the Company may have.

                  9.08 WAIVER OF JURY TRIAL. THE COMPANY AND THE INVESTOR HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF , UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, THE WARRANTS OR ANY OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OR ACTIONS OF THE COMPANY OR THE INVESTOR RELATING HERETO.

                  9.09 Consent to Jurisdiction and Service of Process. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any action, suit or proceeding arising out of or relating to this Agreement or the Warrants or any of the transactions contemplated hereby, and agrees that any such action, suit or proceeding shall be brought only in such court, provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

                  9.10 Limitation of Liability. No provision hereof, in the absence of affirmative action by any Holder to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company, by any creditor of the Company or any other Person.

                  9.11 Captions. The captions and section headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

                  9.12 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart signature page or counterpart.

                  9.13 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York without giving effect to the conflicts of law principles thereof.

                  9.14 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

                  9.15 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and together with the Warrant and the Registration Rights Agreement contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.


                  IN WITNESS WHEREOF, the parties hereto have duly executed this Warrant Agreement as of the date first above written.

                                                     FRONTIER AIRLINES, INC.


                                                     By: ____________________
                                                   Name:
                                                  Title:


                                                     WEXFORD MANAGEMENT LLC



                                                     By: _____________________
                                                   Name:
                                                  Title:

                                                                         Annex 1
                                                                              to
                                                               Warrant Agreement

                               FORM OF ASSIGNMENT

                (To be executed by the registered holder hereof)

                  FOR VALUE RECEIVED the undersigned registered owner of this Warrant hereby sells, assigns and transfers unto the assignee named below all the rights of the undersigned under this Warrant with respect to the number of shares of Warrant Stock covered thereby set forth hereinbelow unto:

                                                                Number of Shares
Name of Assignee                        Address                 of Common Stock





Dated:__________________


                                                  ------------------------------
                                                  Signature of Registered Holder



                                                  ------------------------------
                                                  Name of Registered Holder
                                                 (Please Print)


Witness:

----------------------